Exhibit (a)(1)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of

THE MILLS CORPORATION

at

$25.25 NET PER SHARE

by

SPG-FCM VENTURES, LLC

an indirect subsidiary of

SIMON PROPERTY GROUP, INC.

and

certain funds managed by

FARALLON CAPITAL MANAGEMENT, L.L.C.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF WEDNESDAY, MARCH 28, 2007, UNLESS THE OFFER IS EXTENDED.

SPG-FCM Ventures, LLC (including any successor, “Purchaser”), a Delaware limited liability company, is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of The Mills Corporation, a Delaware corporation (the “Company” or “Mills”), at a price per share of $25.25 net to the sellers in cash without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated March 1, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 12, 2007, by and among Purchaser, SPG-FCM Acquisition, Inc. (“Purchaser Sub”), SPG-FCM Acquisition, L.P. (“Purchaser LP”), the Company and The Mills Limited Partnership (“Mills LP”) (the Agreement and Plan of Merger, as it may be amended from time to time, the “Merger Agreement”). After the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser Sub will be merged with and into the Company and the Company will be the surviving company (the “Merger”). Concurrently with the Merger, Purchaser LP will be merged with and into Mills LP, with Mills LP continuing as the surviving partnership (the “Partnership Merger”).

The Company’s board of directors has (i) duly and validly authorized and approved the execution, delivery and performance of the Merger Agreement by the Company and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (ii) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of the holders of Shares; and (iii) recommended that the holders of Shares accept the Offer and tender their Shares into the Offer.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer, that number of Shares that, together with all other Shares owned by us and our affiliates (but excluding certain Shares subject to option agreements as described herein, except those shares purchased by Simon Property Group, Inc. pursuant to one of such option agreements), represents a majority of the total number of outstanding Shares on a fully diluted basis. See Section 15—“Certain Conditions to the Offer.”

The Information Agent for the Offer is:

March 1, 2007	(Cover continued on next page)

(Cover continued from previous page)

IMPORTANT

Any stockholder of the Company wishing to tender Shares in the Offer must, prior to expiration of the Offer, (i) complete and sign the letter of transmittal (or a facsimile) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined in this Offer) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or (ii) request the stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that person if the stockholder wishes to tender Shares.

A stockholder who desires to tender Shares and whose certificates representing the Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis may tender the Shares by following the procedures for guaranteed delivery set forth in Section 3.

Any questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

i

SUMMARY TERM SHEET

This summary term sheet highlights the material provisions of the Offer to Purchase and may not contain all the information that is important to you. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and you should carefully read the fuller terms, descriptions and explanations contained in this Offer to Purchase and in the related Letter of Transmittal.

Securities Sought:	All outstanding shares of common stock, par value $0.01 per share, of The Mills Corporation
Price Offered Per Share:	$25.25 net to the sellers in cash, without interest
Scheduled Expiration of Offer:	12:00 midnight, New York City time, at the end of March 28, 2007
Purchaser:	SPG-FCM Ventures, LLC, an entity indirectly owned and controlled jointly by Simon Property Group, Inc. and certain funds managed by Farallon Capital Management, L.L.C.
Mills Board Recommendation:	The board of directors of Mills recommends that you accept the Offer and tender your Shares pursuant to the Offer

The following are some of the questions that you, as a stockholder of Mills, may have and answers to those questions. You are urged to carefully read this entire Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements, constitute the “Offer”) before making any decision on whether to tender your Shares.

Unless the context requires otherwise, all references in this Summary Term Sheet to “Purchaser,” “we,” “us,” or “our” are to SPG-FCM Ventures, LLC.

Who is offering to purchase my Shares?

•       We are offering to purchase your Shares. We were formed by certain funds managed by Farallon Capital Management, L.L.C. (“Farallon Capital’’) (we refer to Farallon Capital and these funds, collectively, or as applicable, as “Farallon”), and a subsidiary of Simon Property Group, Inc. (“Simon”), for purposes of entering into a transaction with, and acquiring control of, Mills and consummating the Offer and the other transactions contemplated by the Merger Agreement. We have not conducted any activities to date other than activities incidental to our formation and in connection with the transactions contemplated by the Merger Agreement. We were formed in Delaware in February 2007 and are owned equally and jointly controlled by Farallon and Simon.

•       See Section 9 for more information on us and our affiliates.

What are we seeking to purchase, at what price, and do Mills stockholders have to pay any brokerage or similar fees to tender their Shares?

•       We are offering to purchase all of the outstanding Shares at a price per share of $25.25 net to the sellers in cash, without interest, upon the terms and subject to the conditions contained in this Offer to Purchase and in the related Letter of Transmittal. The Mills board of directors has determined that the Offer and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of the holders of Shares, and recommends that the holders of Shares accept the Offer and they tender their Shares into the Offer.

•       If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay any brokerage or similar fees. However, if you own your Shares through a broker or other nominee, your broker or nominee may charge you a fee to tender. You should consult your broker or nominee to determine whether any charges will apply.

•       See the Introduction and Section 17 for more information.

Why are we making the Offer?

•       We are making the Offer because we believe it is the most efficient and speedy method for obtaining control of the Company. Under the Merger Agreement, we are required to commence the Offer as the first step in our plan to acquire all the outstanding Shares. After the completion of the Offer and the satisfaction or waiver of certain conditions, our subsidiary, SPG-FCM Acquisition, Inc. will merge with and into the Company, and the Company will be the surviving corporation. We refer to this as the “Merger.” The Offer allows stockholders to receive consideration for their Shares more promptly than if we had pursued a merger without first making a tender offer.

•       See the Introduction and Section 12 for more information.

Do you have the financial resources to make payment?

•       Simon and Farallon will provide us with sufficient funds to purchase all Shares tendered in the Offer and to provide funding for the Merger. The Offer is not conditioned upon any financing arrangements. Simon and Farallon intend to provide us with the necessary funds through equity commitments, with each committing $650 million to us, and Simon has committed to provide debt financing for any remaining amounts necessary to consummate the transactions contemplated by the Merger Agreement. Moreover, Simon has provided Mills LP with a term loan credit facility in the amount of approximately $1.188 billion to discharge the previous indebtedness to Brookfield Asset Management Inc. and has also provided Mills LP with a revolving credit facility of approximately $365 million.

•       See Section 13 for more information.

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No.  We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•       the Offer is being made for all outstanding Shares solely for cash;

•       through Simon and Farallon, we will have sufficient funds available to purchase all Shares tendered in the Offer;

•       the Offer is not subject to any financing condition; and

•       if we consummate the Offer, we expect to acquire any remaining Shares for the same cash price in the Merger, which also will not be subject to any financing condition.

•       See Section 13 for more information.

How long do I have to decide whether to tender into the Offer?

•       You have until the expiration of the Offer to tender your Shares. The Offer currently is scheduled to expire at 12:00 Midnight, New York City time, at the end of Wednesday, March 28, 2007. If the Offer is extended, we will issue a press release announcing the extension on or before 9:00 a.m., New York City time, on the first business day following the date the Offer is scheduled to expire.

•       The Offer may also be extended through a subsequent offering period. A subsequent offering period is an additional period of time beginning after we have completed the purchase of Shares tendered during the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the Offer consideration. We will provide a subsequent offering period under the circumstances described below.

•       See Section 1 for more information.

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that we will extend the Offer:

•       if at the then-scheduled expiration date of the Offer, any of the conditions to our obligation to accept for payment and pay for the Shares have not been satisfied or waived, until the time that such conditions are satisfied or waived (however, any extension will be in increments of not more than three business days, unless a longer period of time is agreed to by Mills in writing, this consent not to be unreasonably withheld);

•       for any period required by any rule or interpretation of the U.S. Securities and Exchange Commission (the “SEC”) or its staff applicable to the Offer; or

•       if all of the conditions of the Offer have been satisfied or waived and Shares have been accepted for payment, but the number of Shares acquired by us (together with other Shares owned of record by us or our affiliates) is less than 90% of the then-outstanding number of Shares, for an aggregate period of not more than ten business days (all extensions pursuant to this bullet point will be effected as a subsequent offering period).

•       See Section 1 for more information.

What are the conditions to the Offer?

We are not obligated to purchase any tendered Shares if:

•       there has not been validly tendered and not withdrawn prior to the expiration of the Offer, as it may be extended in accordance with the terms of the Merger Agreement, that number of Shares that, when added to any Shares already owned by Farallon, Simon or Purchaser or any of its controlled subsidiaries (but excluding any Shares subject to the Short Form Merger Option Agreement, dated as of February 12, 2007, between the Company and Purchaser, which we refer to as the “Merger Option Agreement”, or the Option Agreement, dated as of February 4, 2007, between Stark Master Fund Ltd. and Simon, which we refer to as the “Stark Option Agreement”, except those Shares purchased by Simon pursuant to the Stark Option Agreement), represents at least a majority of the total number of outstanding Shares on a fully diluted basis (Shares underlying the Merger Option Agreement will not be treated as outstanding) at the time of the expiration of the Offer;

•       any waiting period (and any extension) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has not expired or been terminated;

•       certain other conditions have not been satisfied, including conditions with respect to the accuracy of the representations and warranties of Mills and Mills LP set forth in the Merger Agreement, the compliance of Mills and Mills LP in all material respects with their covenants set forth in the Merger Agreement, receipt by Mills of a tax opinion confirming Mills has been organized and has operated in conformity with the requirements for qualification as a “real estate investment trust”, the absence of certain legal impediments to our Offer, the Merger or the Partnership Merger, the absence of any material adverse effect with respect to Mills, the receipt by Mills of certain consents and approvals of governmental entities, the completion by Mills of certain filings with the SEC and the absence of certain legal proceedings or legal prohibitions related to our Offer, the Merger or the Partnership Merger.

•       See Section 15 for more information.

How do I accept the Offer and tender my Shares?

•       To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to
Computershare Trust Company, N.A., the Depositary for the Offer, no later than the time the Offer expires. If your Shares are held in street name (i.e., through a broker, dealer or other nominee), the Shares can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three New York Stock Exchange trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three trading-day period.

•       See Section 3 for more information.

If I accept the Offer, when will I get paid?

•       If the conditions to the Offer as set forth in the Introduction and Section 15 are satisfied or waived and we consummate the Offer and accept your Shares for payment, you will receive a check in an amount equal to the number of Shares you tendered multiplied by $25.25 (subject to adjustment for applicable withholding taxes), promptly following our acceptance of the Shares in the Offer.

•       See Section 2 for more information.

Until when can I withdraw my previously tendered Shares?

•       You may withdraw all or a portion of your tendered Shares by delivering written or facsimile notice to the Depositary prior to the expiration of the Offer. Further, if we have not agreed to accept your Shares for payment within 60 days of the commencement of the Offer, you can withdraw them at any time after that 60-day period until we do accept your Shares for payment. Once Shares are accepted for payment, they cannot be withdrawn.

•       We will provide a subsequent offering period under the circumstances described above under the caption entitled “Can the Offer be extended and under what circumstances?”. In the event that we provide a subsequent offering period, no withdrawal rights will apply to Shares tendered during this subsequent offering period or to Shares tendered in the Offer and accepted for payment.

•       See Sections 1 and 4 for more information.

How do I withdraw previously tendered Shares?

•       To withdraw previously tendered Shares, you must deliver a written or facsimile notice of withdrawal with the required information to the Depositary while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your Shares.

•       See Section 4 for more information.

What does the Company’s board of directors recommend with respect to the Offer?

•       The Company’s board of directors has (i) duly and validly authorized and approved the execution, delivery and performance of the Merger Agreement by the Company and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (ii) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of the holders of Shares; and (iii) recommended that the holders of Shares accept the Offer and tender their Shares into the Offer.

•       See the Introduction for more information.

If I do not tender but the Offer is successful, what will happen to my Shares?

•       If you decide not to tender your Shares in the Offer and the Merger occurs, you will receive in the Merger the same amount of cash per share, without interest, as if you had tendered your Shares in the Offer (unless you properly exercise appraisal rights under the Delaware General Corporation Law, which we refer to as the “DGCL”, as described below).

•       If as a result of the Offer or otherwise, we own more than 90% of the outstanding Shares, under the DGCL, we will be able to effect, and must effect, the Merger without the affirmative vote of any other stockholders. In that case, as soon as practicable after consummation of the Offer, we will have Mills consummate a so-called “short-form merger,” pursuant to which each then outstanding Share (other than Shares held by us and Shares that are owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL), will automatically be converted into the right to receive cash equal to $25.25 per share, without interest, which is the “Offer Price.” If we acquire a sufficient number of Shares pursuant to the Offer, we intend to exercise our option under the Merger Option Agreement to the extent of available authorized Shares, under which we have the right, subject to certain limitations, to purchase a number of Shares sufficient for us to own 90% or more of the outstanding Shares and promptly effect a short-form merger.

•       If we do not acquire sufficient Shares to complete a short-form merger, then Mills will call a stockholders meeting, at which stockholders will vote upon the Merger. If required by applicable law, an information statement complying with applicable SEC rules would be circulated to stockholders. It is possible that, in this event, preparation of certain financial statements of Mills may be required by applicable law, in which case the consummation of the Merger could be significantly delayed. At the stockholders meeting, if any, we will vote our Shares acquired in the Offer, plus the Shares acquired from Simon and Farallon, which will be sufficient for approval of the Merger, and the vote of other stockholders will not be solicited.

If a majority of Shares are tendered, will the Company continue as a public company?

•       If we purchase Shares in the Offer, there may be so few remaining stockholders and publicly held Shares that the Shares may no longer be eligible to be traded through the New York Stock Exchange or any other securities market. If that occurs, there may not be a public trading market for the Shares, or any public trading market may be highly illiquid. In addition, it is possible that, following the Offer, the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers. In any case, the Company has been unable to make certain annual and quarterly filings required under the Securities Exchange Act of 1934, as amended, including its Form 10-K for the year ended 2005. The New York Stock Exchange has advised the Company that, if its 2005 Form 10-K is not filed by April 2, 2007, the Company will be delisted.

However, because Mills has publicly traded preferred stock, we would expect Mills to continue to be required under applicable law to make filings with the SEC for as long as these preferred securities remain outstanding.

•       See Section 7 for more information.

Are appraisal rights available in either the Offer or the Merger?

•       Appraisal rights are not available in the Offer. After the Offer, if the Merger takes place, appraisal rights will be available to holders of Shares who do not vote in favor of the Merger, subject to and in accordance with Section 262 of the DGCL. A holder of Shares must properly perfect its right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights. The value that you would receive if you perfect appraisal rights could be more or less than the price per Share to be paid in the Merger.

•       There are several potential risks with seeking appraisal rights.

•        First, in order to seek appraisal rights, you must hold Shares as of the Merger and not have previously tendered those Shares in the Offer. If an insufficient number of Shares are tendered in the Offer after a certain number of extensions of the Offer period, then Purchaser will have the right to terminate the Merger Agreement and the transactions contemplated thereby, in which case holders of Shares will not receive appraisal rights.

•        Second, the fair value of the Shares determined in the appraisal process could be more or less than the price per Share to be paid in the Offer and the Merger. Any judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Offer and the Merger or the market value of the Shares. There is a risk, therefore, that a holder of Shares seeking appraisal rights will receive less than the consideration received by the holders of Shares tendering in the Offer.

•        Finally, holders exercising their appraisal rights will receive the fair value of their Shares later than they would receive the Offer consideration if they had tendered such Shares in the Offer. Purchaser will pay for all Shares validly tendered and not withdrawn in the Offer promptly after completion of the Offer. Shareholders exercising appraisal rights will not receive the fair value of their Shares until after the completion of the second-step Merger and after a judicial hearing to determine the fair value of the Shares, which could occur significantly after the completion of the Offer.

•       See Section 16 for more information.

What are the U.S. federal income tax consequences of the Offer and the Merger?

•       The receipt by a U.S. holder of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. A U.S. holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Shares. See Section 5 for more information, including certain U.S. federal income tax consequences of the Offer and the Merger to non-U.S. holders. All holders of Shares are strongly urged to consult their tax advisors as to the specific tax consequences to them of selling Shares pursuant to the Offer or receiving cash in exchange for Shares pursuant to the Merger, including the applicability and effect of U.S. federal, state, local, foreign and other tax laws in their particular circumstances.

What is the market value of my Shares as of a recent date?

•       The offer price of $25.25 per share represents an approximate 14.0% premium over the closing price for the Shares on February 2, 2007 ($22.15 per share), the trading day immediately preceding our initial $24.00 proposal to Mills. You should obtain a recent quotation for your Shares before deciding whether or not to tender.

•       See Section 6 for more information.

Whom can I call with questions?

•       You can call Innisfree M&A Incorporated, our Information Agent, toll free at (888) 750-5834 (from the U.S. and Canada) or (412) 232-3651 (from outside the U.S. and Canada).

To the Holders of Shares of Common Stock of The Mills Corporation:

INTRODUCTION

SPG-FCM Ventures, LLC, a Delaware limited liability company (including any successor, the “Purchaser”), which is indirectly jointly owned by Simon Property Group, Inc. (“Simon”) and certain funds managed by Farallon Capital Management, L.L.C. (“Farallon Capital”) (Farallon Capital and these funds, collectively, or as applicable, “Farallon”), hereby offers to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of The Mills Corporation, a Delaware corporation (“Mills” or the “Company”), at a price per share of $25.25 net to the sellers in cash without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements, constitute the “Offer”). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 12, 2007 (as may be amended from time to time, the “Merger Agreement”), by and among Purchaser, SPG-FCM Acquisition, Inc. (“Purchaser Sub”), SPG-FCM Acquisition, L.P. (“Purchaser LP”), the Company and The Mills Limited Partnership (“Mills LP”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser Sub will be merged with and into the Company, and the Company will be the surviving company (the “Merger”).

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult this person as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition (as defined in this Offer). The term “Minimum Tender Condition” requires that there will be validly tendered and not withdrawn prior to the expiration of the Offer, as it may be extended in accordance with the terms of the Merger Agreement, that number of Shares which, when added to any Shares already owned by Farallon, Simon or Purchaser or any of its controlled subsidiaries (but excluding any Shares subject to the Short Form Merger Option Agreement, dated as of February 12, 2007, between the Company and Purchaser (the “Merger Option Agreement”), or the Option Agreement, dated as of February 4, 2007, between Stark Master Fund Ltd. and Simon (the “Stark Option Agreement”), except those Shares purchased by Simon pursuant to the Stark Option Agreement), represents at least a majority of the total number of outstanding Shares on a fully diluted basis at the time of the expiration of the Offer.  For this purpose, Shares underlying the Merger Option Agreement will not be treated as outstanding. The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15—“Certain Conditions to the Offer.”

The Company’s board of directors (the “Company Board”) has (i) duly and validly authorized and approved the execution, delivery and performance of the Merger Agreement by the Company and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (ii) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of the holders of Shares; and (iii) recommended that the holders of Shares accept the Offer and tender their Shares into the Offer.

The Merger Agreement provides that, subject to certain conditions, Purchaser Sub will be merged with and into Mills with Mills continuing as the surviving company (the “Surviving Company”), which will be wholly owned by Purchaser. At the effective time of the Merger (the “Merger Effective Time”), each Share outstanding immediately prior to the Merger Effective Time (other than Shares held by Purchaser and Shares that are owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the Delaware General Corporation Law (the “DGCL”)), will automatically be converted into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”).

Consummation of the Merger is conditioned upon the approval of the Merger Agreement by the requisite number of stockholders of the Company if required by the DGCL. Subject to the exception specified in the following paragraph, under the DGCL, the affirmative vote of a majority of the outstanding Shares to adopt the Merger Agreement is the only vote of any class or series of the Company’s capital stock that would be necessary to approve the Merger. If Shares are purchased pursuant to the Offer, Purchaser and its affiliates will have sufficient Shares to adopt the Merger Agreement, and have agreed to vote these Shares to adopt the Merger Agreement, regardless of the vote of any other stockholders.

If you decide not to tender your Shares in the Offer and the Merger occurs, you will receive in the Merger the same amount of cash per share, without interest, as if you had tendered your Shares in the Offer (unless you properly exercise appraisal rights). If as a result of the Offer or otherwise, Purchaser owns more than 90% of the outstanding Shares, under the DGCL, Purchaser will be able to effect, and must effect, the Merger without the affirmative vote of any other stockholders. In that case, Purchaser, as soon as practicable after consummation of the Offer, will have the Company consummate a so-called “short-form merger”, pursuant to which each then-outstanding Share (other than Shares held by us and Shares that are owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL), will automatically be converted into the right to receive the Merger Consideration. If Purchaser acquires a sufficient number of Shares pursuant to the Offer, Purchaser intends to exercise its option under the Merger Option Agreement, to the extent of available authorized Shares, under which it has the right, subject to certain limitations, to purchase a number of Shares sufficient for Purchaser to own 90% or more of the outstanding Shares and promptly effect a short-form merger. If Purchaser does not acquire sufficient Shares to complete a short-form merger, then the Company will call a stockholders meeting, at which stockholders can vote upon the Merger. We are required to vote our Shares in favor of the Merger. If required by applicable law, an information statement complying with applicable rules of the U.S. Securities and Exchange Commission (the “SEC”) would be circulated to stockholders. It is possible that, in this event, preparation of financial information for Mills may be required by applicable law, in which case the consummation of the Merger could be significantly delayed. At the stockholders meeting, if any, Purchaser will vote its Shares acquired in the Offer plus Shares acquired from Simon and Farallon, which will be sufficient for approval of the Merger, and the vote of other stockholders will not be solicited.

The Merger Agreement also provides that, subject to certain conditions, Purchaser LP will be merged with and into Mills LP, with Mills LP continuing as the surviving partnership (the “Surviving Partnership”), wholly owned by the Surviving Company (the “Partnership Merger”). At the effective time of the Partnership Merger (the “Partnership Merger Effective Time”), each of the common units of limited partnership interest in Mills LP (“LP Units”) outstanding immediately prior to the Partnership Merger Effective Time other than (1) any LP Unit that is owned by Purchaser, the Company or any of their respective direct or indirect subsidiaries (unless the LP Unit is beneficially owned by a third party) and (2) any LP Unit owned of record by an Electing Holder (as defined below) and with respect to which a Roll-Over Election (as defined below) has been made, will automatically be converted into the right to receive the Merger Consideration, or if the Roll-Over Election is not then available, a Roll-Over Unit (as defined below). Each LP Unit issued and outstanding immediately prior to the Partnership Merger Effective Time that is (A) owned by Purchaser, the Company or any of their respective direct or indirect subsidiaries (other than, in each case, those LP Units beneficially owned by third parties) will remain outstanding as a common unit of limited partnership interest in the Surviving Partnership or (B) owned of record by an Electing Holder and with respect to which a Roll-Over Election has been made shall be contributed to Simon Property Group, L.P. (the “Simon Operating Partnership”) in exchange for a number of common partnership interests in Simon Operating Partnership (“Simon OP Units”) equal to the quotient obtained by dividing the Offer Price by $119.67 (rounded to the fourth decimal place) per LP Unit, which is equal to 0.211 based upon the $25.25 Offer Price.

An “Electing Holder” is any Eligible Holder that has the right to make, and has made, a Roll-Over Election as defined below. An “Eligible Holder” means any holder of LP Units who is an “accredited investor” (as defined under Rule 501(a) under the U.S. Securities Act of 1933, as amended (the “Securities Act”)) as determined by Purchaser in its reasonable judgment, and held at least 5,000 LP Units as of September 1, 2006. However, the term “Eligible Holder” may exclude any person not resident in the United States if, in the reasonable judgment of Purchaser, filings, information requirements or other requirements of law of a foreign jurisdiction would reasonably be expected to cause making the Roll-Over Election available to the person unduly burdensome or delay the Roll-Over Election for Eligible Holders resident in the United States. A “Roll-Over Election” is an election, in each Eligible Holder’s sole discretion, to contribute the holder’s LP Units to Simon Operating Partnership in exchange for Simon OP Units.

If Purchaser reasonably believes (after consultation with the Company) that making the Roll-Over Election available to holders of LP Units in the Partnership Merger would reasonably be expected to cause the closing of the Merger to be delayed beyond the date on which the closing of the Merger would otherwise occur were the Roll-Over Election not made available, the Eligible Holders will instead receive in the Partnership Merger a preferred unit of limited partnership interest in the Surviving Partnership (a “Roll-Over Unit”) for each LP Unit, and each Roll-Over Unit will carry only the right to make the Roll-Over Election for the Merger Consideration or Simon OP Units at the time that the Roll-Over Election may reasonably be made under applicable law. Purchaser, Purchaser Sub and Purchaser LP have agreed to use commercially reasonable efforts to provide the Roll-Over Election within sixty days after the Merger Effective Time. Finally, any Roll-Over Units contributed to Simon Operating Partnership will automatically be converted into common units of the Surviving Partnership.

THE OFFER

1.                 TERMS OF THE OFFER; EXPIRATION DATE.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4—“Withdrawal Rights.”  The term “Expiration Date” means 12:00 midnight, New York City time, at the end of Wednesday, March 28, 2007 (20 business days from the date of commencement of the Offer), unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon (i) the satisfaction of the Minimum Tender Condition (as described below); (ii) the expiration or termination of all statutory waiting periods (and any extensions ) applicable to the purchase of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); and (iii) various other conditions described in Section 15—“Certain Conditions to the Offer.”  The term “Minimum Tender Condition” is defined in Section 15—“Certain Conditions to the Offer” and generally requires that there will be validly tendered and not withdrawn prior to the expiration of the Offer, as it may be extended in accordance with the terms of the Merger Agreement, that number of Shares which, when added to any Shares already owned by Farallon, Simon or Purchaser or any of its controlled subsidiaries (but excluding any Shares subject to the Merger Option Agreement or the Stark Option Agreement, except those shares purchased by Simon pursuant to the Stark Option Agreement), represents at least a majority of the total number of outstanding Shares on a fully diluted basis at the time of the expiration of the Offer. For this purpose, Shares underlying the Merger Option Agreement will not be treated as outstanding.

The Merger Agreement provides that Purchaser must extend the Offer: (i) if at the then-scheduled expiration date of the Offer any of the conditions to Purchaser being required to accept for payment or pay for any Shares (the “Tender Offer Conditions”) have not been satisfied or waived, until the time that these conditions are satisfied or waived (however, any extension will be in increments of not more than three business days, unless a longer period of time is agreed to by the Company in writing, this consent not to be unreasonably withheld); (ii) for any period required by any rule or interpretation of the SEC or its staff applicable to the Offer; or (iii) if all of the Tender Offer Conditions are satisfied or waived and Shares have been accepted for payment, but the number of Shares acquired by Purchaser (together with other Shares owned of record by Purchaser or its affiliates) is less than 90% of the number of Shares then-outstanding, for an aggregate period of not more than ten business days (all extensions pursuant to this clause (iii) will be effected as a “subsequent offering period” (a “Subsequent Offering Period”) in accordance with Rule 14d-11 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)). If included, a subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender any Shares not tendered in the Offer. A Subsequent Offering Period, if one is included, is not an extension of the Offer, which already would have been completed. In accordance with Rule 14d-11 of the Exchange Act, Purchaser would be obligated to immediately accept and promptly pay for all Shares as they are tendered during the Subsequent Offering Period.

During any extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after April 29, 2007 (except during any Subsequent Offering Period). If the initial offering period has expired and Purchaser initiates a Subsequent Offering Period, Shares tendered during the Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered the Shares. If Share certificates evidencing Shares (the “Share Certificates”) to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of the Share Certificates, the serial numbers shown on the Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 below), unless the Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 2 below, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding on all parties.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser reserves the right (x) to increase the price per Share payable in the Offer and (y) to waive any condition to the Offer (with any waiver of the Minimum Tender Condition requiring the prior written consent of the Company). Purchaser may modify the terms of the Offer, subject to compliance with the Exchange Act but, without the consent of the Company, Purchaser may not (i) decrease the Offer Price or change the form of consideration payable in the Offer; (ii) decrease the number of Shares sought to be purchased in the Offer; (iii) impose additional conditions to the Offer; or (iv) amend any other term of the Offer in any manner adverse to the holders of Shares. Moreover, all modifications to the terms of the Offer (other than a modification to increase the Offer Price or to waive a condition to the Offer) must not, in the aggregate, reasonably be expected to delay the date of first acceptance for payment of Shares pursuant to the Offer (the “Acceptance Date”) by more than ten business days after the first public dissemination of notice of any modification.

The rights reserved by Purchaser by the preceding paragraph are in addition to Purchaser’s rights pursuant to Section 15—“Certain Conditions to the Offer.”  Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by a public announcement if required. This announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of those changes), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to a national news service.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described under Section 4—“Withdrawal Rights.”  However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the bidder’s offer.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the

Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer, other than a change in price, percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the change. The Staff of the SEC has stated that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if a material change is made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, Purchaser decreases the number of Shares being sought (which modification would require the written consent of the Company) or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of this increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of the tenth business day. As used in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Mills has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer and other offering material to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Mills’ stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

Purchaser reserves the right to transfer or assign to one or more of Purchaser’s affiliates, in whole or in part, the right to purchase all or any portion of the Shares tendered in the Offer, but any transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

2.                 ACCEPTANCE FOR PAYMENT AND PAYMENT.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment) and the satisfaction or waiver of all the conditions to the Offer set forth in Section 15—“Certain Conditions to the Offer,” Purchaser will accept for payment, and promptly following the Expiration Date will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn prior to the Expiration Date. Subject to the terms of the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 16—“Certain Legal Matters; Required Regulatory Approvals.”  If there is a Subsequent Offering Period, Purchaser will accept for payment, and promptly pay, for all validly tendered Shares as they are received during the Subsequent Offering Period. See Section 1—“Terms of the Offer; Expiration Date.”

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the Share Certificates or confirmation of a book-entry transfer of the Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”; (ii) the Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when

Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of this Book-Entry Confirmation, that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce this agreement against the participant.

For purposes of the Offer (including during any Subsequent Offering Period), Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for the Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting the payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and these Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” these Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

3.                 PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.

Valid Tenders.   In order for a stockholder validly to tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at this address or (B) the Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer.   The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer those Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

For Shares to be validly tendered during any Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures, except that required documents and certificates must be received during the Subsequent Offering Period.

Signature Guarantees.   No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered, unless the holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 under the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on the Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.   If a stockholder desires to tender Shares pursuant to the Offer and the Share certificates evidencing the stockholder’s Shares are not immediately available or the stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or the stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, those Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•       the tender is made by or through an Eligible Institution;

•       a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

•       the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal, are received by the Depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing the Shares or a Book-Entry Confirmation of a book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3; (ii) the Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that the stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity.   All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any notification.

Appointment.   By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as that stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of that stockholder’s rights with respect to the Shares tendered by that stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of those Shares. All powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when, and only to the extent that, Purchaser accepts for payment tendered Shares. Upon this appointment, all prior powers of attorney, proxies and consents given by a stockholder with respect to Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by that stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to the Shares and other securities or rights, including in respect of any annual, special or adjourned meeting of Mills’ stockholders, actions by written consent in lieu of any meeting or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of the Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to the Shares and other related securities or rights, including voting at any meeting of stockholders.

Backup Withholding.   Under the “backup withholding” provisions of U.S. federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service (“IRS”) a portion of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain stockholders of the Offer Price for Shares purchased pursuant to the Offer, each stockholder must provide the Depositary with the stockholder’s correct taxpayer identification number (“TIN”) and certify that the stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain stockholders (including all corporations and certain foreign individuals and entities) may not be subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer who are U.S. persons (as defined for U.S. federal income tax purposes) should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Foreign stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary or downloaded from the IRS’ website) in order to avoid backup withholding. Those stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 8 of the Letter of Transmittal.

4.                 WITHDRAWAL RIGHTS.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. However, Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless already accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after April 29, 2007 (except during any Subsequent Offering Period).

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered the Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of the Share Certificates, the serial numbers shown on the Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless the Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date or during any Subsequent Offering Period.

During any Subsequent Offering Period (i) no withdrawal rights will apply to Shares tendered during the Subsequent Offering Period and (ii) no withdrawal rights will apply to Shares that were previously tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer; Expiration Date.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any notification.

5.                 CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE PROPOSED MERGER.

The following discussion summarizes certain U.S. federal income tax consequences of the Offer and the Merger to stockholders of Mills whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This discussion is for general information only and is not tax advice. This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders of Mills. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations, and administrative and judicial interpretations, each as in effect as of the date of this Offer to Purchase, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences described herein. We have not requested, and do not plan to request, any rulings from the IRS concerning the matters discussed herein. This discussion is not binding on the IRS or any court, and there can be no assurance that the IRS will not take a contrary position or that any such contrary position will not be sustained by a court.

This discussion applies only to stockholders of Mills who hold Shares as capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to stockholders of Mills that are subject to special rules under the U.S. federal income tax laws, including insurance companies, tax-exempt organizations, financial institutions, regulated investment companies, broker-dealers, partnerships and other pass-through entities, controlled foreign corporations, passive foreign investment companies, persons subject to the alternative minimum tax, persons whose functional currency is not the United States dollar, persons holding Shares as part of a hedge, straddle, constructive sale or conversion transaction, U.S. expatriates, holders that hold 5% or more of any class of Mills stock, and non-U.S. holders, as defined below, except to the extent described below. This summary also does not discuss any state, local, foreign or other tax considerations.

If any entity that is treated as a partnership for U.S. federal tax purposes holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the activities of the entity. If you are a partner of a partnership or a member of a limited liability company or other entity classified as a partnership for U.S. federal tax purposes and that entity is holding Mills common stock, you should consult your tax advisor.

For purposes of this discussion, a “U.S. holder” means a beneficial owner of Shares that is for U.S. federal income tax purposes one of the following:

•       a citizen or resident of the United States;

•       a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions;

•       a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (B) that was in existence on August 20, 1996, was treated as a United States person on the previous day, and elected to continue to be so treated; or

•       an estate the income of which is subject to U.S. federal income taxation regardless of its source.

As used in this discussion, a “non-U.S. holder” means a beneficial owner of Shares that is an individual, corporation, estate or trust that is not a U.S. holder as described in the bullets above.

An individual may, subject to certain exceptions, be deemed to be a U.S. resident alien (as opposed to a nonresident alien) with respect to a calendar year by virtue of being present in the United States on at least 31 days in the calendar year and on an aggregate of at least 183 days during the current calendar year and the two preceding calendar years (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year). U.S. resident aliens generally are subject to U.S. federal income tax as if they were citizens of the United States.

U.S. Holders

The receipt by a U.S. holder of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Shares. Gain or loss will be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction). Assuming the Shares constitute capital assets in the hands of the U.S. holder, any gain or loss will be long-term capital gain or loss provided the U.S. holder’s holding period for the Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Long-term capital gains of non-corporate taxpayers generally are taxable at a maximum rate of 15%. In the case of a Share that has been held for one year or less, capital gains generally are subject to tax at ordinary income tax rates. The deductibility of capital losses is subject to limitations. In addition, the IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a tax rate of 25% to a portion of capital gain realized by a noncorporate stockholder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.”

Non-U.S. Holders

A non-U.S. holder’s gain or loss from the sale of Shares pursuant to the Offer or receipt of cash in exchange for Shares pursuant to the Merger generally will be determined in the same manner as that of a U.S. holder. The U.S. federal income tax consequences of the Offer or the Merger to a non-U.S. holder will depend on various factors, including whether the receipt of cash in the Offer or the Merger, as the case may be, is treated under the provisions added to the Code by the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, as sales of Shares. Assuming the cash received in exchange for Shares in the Offer and the Merger is treated as received pursuant to a taxable sale of Shares, a non-U.S. holder generally should not be subject to U.S. federal income taxation on any gain or loss unless: (i) the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, or, if an applicable income tax treaty applies, the gain is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; (ii) the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the disposition of Shares and certain other requirements are met; or (iii) such Shares constitute a “United States real property interest” under FIRPTA.

A non-U.S. holder whose gain is effectively connected with the conduct of a trade or business in the United States will be subject to U.S. federal income tax on such gain on a net basis in the same manner as a U.S. holder. In addition, a non-U.S. holder that is a corporation may be subject to the 30% branch profits tax on such effectively connected gain.

A non-U.S. holder who is an individual present in the United States for 183 days or more in the taxable year of the disposition of Shares and who meets certain other requirements will be subject to a flat 30% tax on the gain derived from the disposition of Shares, which gain may be offset by United States source capital losses. In addition, the non-U.S. holder may be subject to applicable alternative minimum taxes.

If a non-U.S. holder’s Shares constitute a “United States real property interest”, such holder will be subject to U.S. federal income tax on the gain recognized on a net basis in the same manner as a U.S. holder, and Purchaser may be required to deduct and withhold a tax equal to 10 percent of the amount realized on the disposition of such Shares in the Merger. A non-U.S. holder’s Shares generally will not constitute a U.S. real property interest under either of the following two circumstances.

First, a non-U.S. holder’s Shares generally will not constitute a U.S. real property interest if Mills is a “domestically controlled qualified investment entity.”  A REIT is a “qualified investment entity” for these purposes. Assuming Mills qualifies as a REIT, it will be a “domestically controlled qualified investment entity” at the time of disposition of Shares if non-U.S. holders held directly or indirectly less than 50% in value of Mills stock at all times during the five-year period ending with the date of disposition. No assurances can be given that the actual ownership of Mills stock has been or will be sufficient for Mills to qualify as a “domestically controlled qualified investment entity.”

Second, a non-U.S. holder’s Shares generally will not constitute a U.S. real property interest in any calendar year in which Mills common stock qualifies as stock that is “regularly traded on an established securities market” and such non-U.S. holder holds 5% or less of the total fair market value of Mills common stock at all times during the shorter of (a) the five-year period ending on the date of disposition and (b) such non-U.S. holder’s holding period for the Shares.

As described in Section 7, the Shares may be delisted following expiration of the Offer. In that event, Shares held by a non-U.S. holder that are not tendered in the Offer but are exchanged for cash in the Merger may constitute a U.S. real property interest if such Shares are not regularly traded on an established securities market during the calendar year in which the Merger occurs. Purchaser and Mills will deduct and withhold any amount they are required to deduct and withhold with respect to the making of any payment of cash pursuant to the Merger in exchange for Shares that constitute a U.S. real property interest. As noted above, this discussion does not address the tax consequences of the Offer or the Merger to any holder that holds more than 5% of any class of Mills stock. Non-U.S. holders that hold more than 5% of any class of Mills stock, and non-U.S. holders of delisted shares are strongly urged to consult their tax advisors as to the specific tax consequences of the Offer and the Merger to them.

If a non-U.S. holder is eligible for treaty benefits under an income tax treaty with the United States, the non-U.S. holder may be able to reduce or eliminate certain of the U.S. federal income tax consequences discussed above, such as the branch profits tax. Non-U.S. holders should consult their tax advisors regarding possible relief under an applicable income tax treaty.

Information Reporting and Backup Withholding

Backup withholding, currently imposed at a rate of 28%, and information reporting may apply to cash received pursuant to the Offer and the Merger. Backup withholding will not apply, however, to a holder who:

•       in the case of a U.S. holder, furnishes a correct TIN and certifies that it is not subject to backup withholding on the substitute IRS Form W-9 or successor form;

•       in the case of a non-U.S. holder, furnishes an applicable IRS Form W-8 or successor form; or

•       is otherwise exempt from backup withholding and complies with other applicable rules and certification requirements.

Backup withholding is not an additional tax and any amount withheld under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability and may entitle the holder to a refund if required information is timely furnished to the IRS.

THE FOREGOING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE SUMMARY OF THE POTENTIAL TAX CONSEQUENCES OF THE OFFER AND THE MERGER. HOLDERS OF SHARES ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE OFFER AND THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES. NOTHING IN THIS OFFER TO PURCHASE IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.

6.                 PRICE RANGE OF THE SHARES, DIVIDENDS ON THE SHARES.

The Shares are listed and traded principally on the New York Stock Exchange (the “NYSE”) under the symbol “MLS.”  The following table sets forth, for the periods indicated, the high and low sale prices per Share for the periods indicated. Share prices are as reported on NYSE based on published financial sources:

	High	Low
Year Ended December 31, 2005:
First Quarter	$63.80	$49.74
Second Quarter	60.98	51.90
Third Quarter	66.44	52.96
Fourth Quarter	55.65	38.83
Year Ended December 31, 2006:
First Quarter	$44.50	$27.75
Second Quarter	33.25	26.30
Third Quarter	27.85	12.27
Fourth Quarter	23.50	14.32
Year Ended December 31, 2007:
First Quarter (through February 28, 2007)	$26.75	$12.07

On February 2, 2007, the last full trading day prior to the transmission of the Simon/Farallon $24.00 proposal to the Company, the closing price per Share as reported on the NYSE was $22.15 per share. On February 28, 2007, the last full trading day prior to the commencement of the Offer, the closing price per share on the NYSE was $24.97 per share.

Stockholders are urged to obtain a current market quotation for the Shares.

According to the Bloomberg L.P. database on February 22, 2007, over the past two years, the Company has declared the following dividends on its Shares:

$ per share
Year Ended December 31, 2005:
First Quarter	0.6275
Second Quarter	0.6275
Third Quarter	0.6275
Fourth Quarter	0.6275
Year Ended December 31, 2006:
First Quarter	0.251
Second Quarter	0.251
Third Quarter	0
Fourth Quarter	0

Under the Merger Agreement, the Company is restricted from declaring or paying dividends with respect to the Shares, subject to certain limited exceptions.

7.                 EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; NYSE LISTING; MARGIN REGULATIONS; EXCHANGE ACT REGISTRATION.

NYSE Listing.   The purchase of Shares under the Offer will reduce the number of Shares that might otherwise trade publicly and could reduce the number of holders of Shares, which would adversely affect the liquidity and market value of the remaining Shares held by the public. According to the NYSE’s published guidelines, the NYSE would consider delisting the Shares if (1) the total number of holders of Shares fell below 400; (2) the total number of holders of Shares fell below 1,200 and the average monthly trading volume over the most recent 12 months was less than 100,000 Shares; (3) the number of publicly held Shares (exclusive of holdings of officers, directors and their families and other concentrated holdings of 10% or more) fell below 600,000; (4) the Company’s average global market capitalization over a consecutive 30-trading-day period was less than $25 million; or (5) the average closing price per share was less than $1.00 over a consecutive 30-trading-day period. According to the Company, as of February 23, 2007, there were 809 holders of record of Shares. If, as result of the purchase of Shares in the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

Under the Merger Agreement, at any time after the Acceptance Date and the expiration of the Offer, we may request that the Company deregister the Shares under the Exchange Act and to delist the Shares from the NYSE if (A) the number of holders of Shares permits such deregistration under applicable law, (B) delisting is otherwise permitted under applicable law, and (C) delisting is reasonably expected to permit the closing to occur sooner than it would otherwise occur if clearance of a proxy statement by the SEC is expected to be delayed. Purchaser intends to make this request if permitted by the Merger Agreement.

If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on another market and that price or other quotations would be reported by that market or other sources. The extent of the public market for and the availability of quotations would depend, however, upon factors such as the number of stockholders and/or the aggregate market value of the Shares remaining at that time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price. The Company has been unable to make certain annual and quarterly filings required under the Exchange Act, including its Form 10-K for the year ended 2005. The NYSE has advised the Company that, if its 2005 Form 10-K is not filed by April 2, 2007, the Company will be delisted.

If the Shares remain listed on the NYSE after completion of the Offer and until consummation of the Merger, the Company will be eligible to elect “controlled company” status pursuant to Rule 303A.00 of the NYSE, which means that the Company would be exempt from the requirement that its board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Nominating/Corporate Governance and Compensation Committee of the Company Board. The controlled company exemption does not modify the independence requirements for the Company’s Audit Committee. We would expect Purchaser to elect “controlled company” status following completion of the Offer. However, we have the right under the Merger Agreement to require the Company to delist the Shares, if delisting is permissible, and intend to do so.

Margin Regulations.   The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, it is possible that the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.   The Shares are currently registered under the Exchange Act. This registration may be terminated upon application of the Company to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of the Shares. Purchaser intends to require that the Company terminate registration of the Shares under the Exchange Act if the requirements for termination are met. However, because the Company has five series of publicly traded redeemable preferred stock which are also registered under the Exchange Act, we would expect the Company to continue to be subject to the reporting requirements of the Exchange Act even if the Shares are deregistered. As a result, we would expect the Company to continue to be required to make Exchange Act filings with the SEC for so long as these preferred shares remain outstanding and are held by a sufficient number of holders so as not to permit termination of registration under the Exchange Act.

8.                 CERTAIN INFORMATION CONCERNING THE COMPANY.

General.   The Company is a Delaware corporation with its principal offices located at 5425 Wisconsin Avenue, Suite 500, Chevy Chase, Maryland 20815. The telephone number for Mills is (301) 968-6000. Mills is a developer, owner and manager of a diversified portfolio of retail destinations, including regional shopping malls and market-dominant retail and entertainment centers. It currently owns 38 properties in the United States totaling approximately 47 million square feet.

Available Information.   The Shares, as well as five series of redeemable preferred stock of the Company, are registered under the Exchange Act. Accordingly, Mills is subject to the information reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters.

As reported in Mills’ Current Reports on Form 8-K filed on January 6, February 24, March 17, May 11, August 10 and December 29, 2006 and January 9, 2007, Mills’ audit committee, advised by independent counsel, conducted an investigation into various accounting issues affecting the Company. The general findings of the audit committee were summarized in Mills’ Current Report on Form 8-K filed on January 9, 2007. In light of this investigation, and Mills’ ongoing efforts to complete its audited financial statements for the year ended December 31, 2005, Mills has been unable to make certain annual and quarterly filings required under the Exchange Act, including its Form 10-K for the year ended

December 31, 2005 and its Form 10-Q for the first three quarters of 2006, and these filings have not been made as of the date of this Offer. Moreover, the Company has disclosed that the SEC is conducting an investigation into the accounting practices and financial reporting of the Company. According to a Current Report on Form 8-K dated December 29, 2006, Mills was targeting filing its 2005 Form 10-K with the SEC by the end of January 2007 and its Form 10-Qs for the first three quarters of 2006 within 45 days after the filing of the 2005 Form 10-K. The Company has advised Purchaser that it cannot be certain that the 2005 Form 10-K will be filed with the SEC prior to completion of this Offer.

The reports, proxy statements and other information filed by Mills with the SEC can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Mills’ filings are also available to the public on the SEC’s Internet site (www.sec.gov). Copies of these materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

In the course of our discussions with the Company, we were advised that audited financial statements for the Company for 2005 and 2006 were not yet available and that unaudited quarterly financial statements for quarters during 2006 also were not yet available.

In connection with its review of the Company, Purchaser or its affiliates were provided with certain non-public preliminary, unaudited financial information by the Company. The financial information was not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants. This information may not be consistent with generally accepted accounting principles or with the preparation of financial information in accordance with industry convention or the practices of Simon, Simon Operating Partnership or other publicly traded real estate investment trusts. The information reflects the impact of the pending restatement announced in 2005, to the extent known as of the date of preparation of the information. This information is included in this Offer to Purchase only because it was provided to us or our affiliates by the Company and could be viewed as material. The preliminary historical information was provided to us before the Company had completed its closing process and has not been audited and is therefore subject to revision, which might be material. The forward-looking information also is preliminary, subject to revision and is based upon a variety of assumptions relating to the businesses of Mills which may not be realized and are subject to significant uncertainties and contingencies, many of which are beyond the control of Mills. There can be no assurance that this information will be consistent with final audited information or that forward-looking information will be indicative of actual results, which may vary materially from the information below. The inclusion of this information in the Offer to Purchase should not be regarded as an indication that any of Simon, Farallon, Mills, Purchaser or any of their respective affiliates, directors, officers, partners, members or representatives has made or makes any representation to any person regarding the accuracy or reliability of this information. In addition, none of Simon, Farallon, Mills, Purchaser, any of their respective affiliates or any other person undertakes any obligation to update or otherwise revise or reconcile this information to reflect circumstances after the date this information was generated or to reflect the occurrence of future events that may result in this information or the assumptions underlying this information to be in error.

(1)          2005 Preliminary Unaudited Financial Information

THE MILLS CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in millions)

	December 31,
	2005	2004
		(Restated)
ASSETS:
Income producing property:
Land and land improvements	$1,003.7	$855.8
Building and improvements	3,773.4	3,377.8
Furniture, fixtures and equipment	152.3	125.4
Less accumulated depreciation and amortization	(949.8)	(776.0)
Net income producing property	3,979.6	3,583.0
Construction in progress	572.6	470.0
Investment in unconsolidated joint ventures	745.5	718.3
Net real estate and development assets	5,297.7	4,771.3
Cash and cash equivalents, including restricted cash	186.9	229.7
Accounts and notes receivable (including straight-line rent receivables of $195.5 and $178.2 respectively)	303.0	356.8
Deferred costs and other assets	136.8	154.7
Prepaid rent related to Meadowlands	167.7	—
Total assets	$6,092.1	$5,512.5
LIABILITIES, MINORITY INTERESTS, MANDATORILY REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY:
Mortgages, notes, and loans payable	$4,586.4	$3,832.1
Accounts payable and other liabilities	410.2	270.6
	4,996.6	4,102.7
Minority interests:
Mills LP	13.0	39.8
Consolidated joint ventures	499.9	460.3
Mandatorily redeemable preferred stock:
Series F Convertible Cumulative Redeemable Preferred Stock, par value $1,000 per share, 316,250 shares authorized, issued and outstanding	316.3	316.3
Stockholders’ equity:
Cumulative Redeemable Preferred Stock	638.6	408.6
Common stock	0.6	0.6
Other Stockholders’ equity:
Additional paid-in capital	913.8	917.2
Retained earnings (accumulated deficit)	(1,307.4)	(745.6)
Accumulated other comprehensive income (loss)	20.7	12.6
Total Stockholders’ equity	266.3	593.4
Total Liabilities, Minority Interests, Mandatorily Redeemable Preferred Stock and Stockholders’ Equity	$6,092.1	$5,512.5

THE MILLS CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Dollars in millions)

	For the Year Ended December 31,
	2005	2004	2003
		(Restated)	(Restated)
Revenues:
Minimum rent	$447.8	$403.0	$208.1
Percentage rent	9.2	9.3	5.6
Recoveries from tenants	226.3	218.4	123.3
Other property and fee income	61.0	60.2	54.9
Total operating revenues	744.3	690.9	391.9
Expenses:
Recoverable from tenants	245.8	210.1	117.1
Other property expenses	70.3	43.7	22.9
General and administrative	116.9	71.9	49.6
Depreciation and amortization	211.8	175.5	82.9
Total operating expenses	644.8	501.2	272.5
Operating income	99.5	189.7	119.4
Other income (expense):
Interest expense, net	(237.9)	(161.8)	(92.3)
Impairment and abandoned project charges	(106.0)	(11.3)	(7.2)
Litigation settlement	(12.7)	—	—
Equity in earnings of unconsolidated joint ventures	(19.9)	(1.9)	(15.5)
Minority interest in consolidated joint ventures	(0.3)	(8.0)	—
Foreign currency exchange (losses) gains, net	(22.0)	7.4	28.4
Interest income	9.8	2.4	13.3
Gain on land sales	31.6	18.2	2.1
Incentive grant income	4.4	4.5	—
Other, net	(13.2)	(5.0)	(0.4)
Income (loss) before sales of joint venture interests and minority interest in Mills LP	(266.7)	34.2	47.8
Sales of joint venture interests	—	114.9	2.2
Minority interest in Mills LP net income, including Series D Preferred Unit distributions	8.3	(18.4)	(4.5)
Income (loss) from continuing operations	(258.4)	130.7	45.5
Cumulative effect changes in accounting principles, net of minority interest in Mills LP	(55.5)	(1.8)	—
Net income (loss)	(313.9)	128.9	45.5
Accretion of purchase price payable to PGC	(13.3)	—	—
Preferred stock dividends	(69.7)	(44.0)	(34.3)
Income available (loss attributable) to common stockholders	$(396.9)	$84.9	$11.2

(2)          2006 Information

The following unaudited information relates to the operating properties of Mills and the Mills management services business for 2006. This information does not reflect the performance of Mills for 2006 because it excludes expenses relating to corporate overhead and capital structure, including corporate interest expense and preferred dividends, and the extraordinary expenses related to the strategic alternative and restatement processes.

	Total	Mills Share(2)
	(Dollars in millions)
Property Net Operating Income(1)(3)(7)
Mills Centers(4)	$374.0	$245.3
Traditional Malls	254.9	167.9
Other	9.9	9.9
Total Property Net Operating Income	$638.8	$423.1
Management Company(5)
Revenues(6)	$44.4	$44.4
Expenses(7)	(106.2)	(106.2)
Management Company Net Profit/(Loss)	$(61.8)	$(61.8)

(1)          Net operating income is the total of the minimum rent, percentage rent, expense recoveries from tenants and other property income earned in connection with the operation, maintenance and management of the properties less the total of expenses recoverable from tenants and other operating expenses in connection with the operation, maintenance and management of the properties. Net operating income excludes interest expense, certain general and administrative expenses not allocated to properties, non-cash items including straight-line rent adjustments, amortization of purchase accounting adjustments, capitalized costs and deferred costs for tenant inducements. It also excludes impairment losses previously disclosed by the Company. Mills has advised us that it does not expect interest expense, general and administrative expense and depreciation and amortization to be less in 2006 than they were in 2005, as reflected in the preliminary unaudited 2005 condensed statements of income set forth above. The above net operating income is not equivalent to “operating income” or a statement of income prepared in accordance with U.S. generally accepted accounting principles. Operating income prepared in accordance with U.S. generally accepted accounting principles also includes management fee income, other fee income, general and administrative expenses, cost of fee income and depreciation and amortization.

(2)          Effective share based on Mills’ proportionate share of income after taking into account partner loans, partner capital accounts, and preference structures. Pro forma calculation of Mills’ share does not take into account impact of Kan Am preference guarantees at Discover Mills and St. Louis Mills which are in effect until 12/31/07. Includes $2.1 million of interest income on Mills’ partner loans.

(3)          Excludes the following properties that were sold in 2006—Madrid Xanadu, St. Enoch Centre, Vaughan Mills and Pittsburgh Mills.

(4)          Includes “Mills” branded centers, Great Mall of the Bay Area, The Block at Orange, and adjoining strip centers (Liberty Plaza, Arundel Mills Marketplace, and Concord Mills Marketplace).

(5)          Based on 2006 budget excluding development fees and fee income from properties that have been sold. Management Company information set forth above is not prepared in accordance with U.S. generally accepted accounting principles.

(6)   Represents fees associated with leasing, development and property management services for the portfolio of properties.

(7)          Property Net Operating Income and Management Company expenses are based on the 2006 budget before capitalization, are shown net of amounts charged to the properties and exclude extraordinary expenses related to the strategic alternatives and restatement processes.

THE MILLS CORPORATION
CONSOLIDATED AND PROPORTIONAL DEBT SUMMARY
December 31, 2006
(Dollars in millions)

Wholly-owned property and corporate debt (including trust preferred)	$3,275.6	(1)
Mills share of consolidated joint venture property debt	823.1
Mills share of unconsolidated joint venture debt	1,006.6
Total	5,105.2

(1)   Includes approximately $1.056 billion of borrowings under the Goldman Sachs Credit Agreement. As of February 16, 2007 the amount of these borrowings had increased to approximately $1.188 billion as a result of refinancings, which amount includes borrowings to pay financing fees under the Goldman Sachs Credit Agreement, the Brookfield credit agreement and to Simon Operating Partnership and termination payments to Brookfield.

THE MILLS CORPORATION
IN LINE TENANT GROSS SALES PER SQUARE FOOT DATA**#

	For the twelve months ended September 30,
	2005	2006
Consolidated Properties	$352	$371
Unconsolidated Properties	$410	$428
Total Portfolio	$372	$391

**    The foregoing data excludes in-line tenant gross sales data for (a) Columbus City Center which is under redevelopment, Esplanade which was closed for a portion of 2005 as a result of damage sustained in Hurricane Katrina, Pittsburgh Mills for which we do not have 12 months of comparable sales history for both the 12 months ended September 30, 2005 and the 12 months ended September 30, 2006, Cincinnati Mills which was reopened in August 2004 after an extensive renovation and for which there was an extensive change in the in-line tenant composition during the relevant periods, (b) Vaughan, Madrid Xanadu and St. Enoch Centre, which were recently sold by the Company, and (c) the community centers.

#      In certain cases, where sales information has not been reported by a particular tenant for a particular period, with respect to the above sales information, the Company has estimated a tenant’s gross sales data based on such tenant’s historical reported performance and the overall sales trends for the relevant property.

(3)          2007 Cash Requirements

The Company provided a preliminary estimate of operating cash requirements and sources of funds for 2007. These estimates assumed that the Company continued to operate its business on a standalone basis for the entire calendar year. This estimate indicated that the Company would have negative cash flow from operations for 2007, after corporate interest expense and preferred dividends payable, of $196.7 million, consisting of the following estimates:

Cash flow from operations(1)(2)	$5.7
Interest payments on corporate debt	(107.4)
Preferred dividends(3)	(95.0)
(196.7)

(1)   Includes Mills’ share of property cash flow after debt service and operating capital expenditures—Also includes the impact of the Mills management company including extraordinary expense.

(2)   Excludes non-cash items such as impairment charges, straight line rent and depreciation and amortization.

(3)   Includes five quarters of dividends due to non-payment of the fourth quarter, 2006 preferred dividends.

In addition, the Company provided estimates of additional, non-operational cash needs for 2007 totaling $380.4 million, which included sums necessary to pay for developments in progress (net of available financing proceeds), the repayment of certain debt obligations related to the Meadowlands project, capital contributions to joint ventures and the redemption of one series of preferred stock. All of these estimates were based on the assumption that Mills continues as a publicly-owned, standalone company conducting business in accordance with its existing personnel, plans and processes, and are not intended to be indicative of the performance of Mills following the Merger.

9.                 CERTAIN INFORMATION CONCERNING THE PURCHASER AND ITS AFFILIATES.

Purchaser is a newly formed Delaware limited liability company organized in connection with the Offer and the Merger and has not carried on any activities other than in connection with the Offer and the Merger. Purchaser was formed under the laws of Delaware in February 2007. The principal offices of Purchaser are located at the principal executive offices of Simon and Farallon and its telephone numbers are those of Simon and Farallon (which information is set forth below). Purchaser is a jointly owned indirect subsidiary of Simon and certain funds managed by Farallon Capital.

Simon Property Group, Inc., an S&P 500 company headquartered in Indianapolis, Indiana, is a real estate investment trust engaged in the ownership, development and management of retail real estate, primarily regional malls, Premium Outlet Center® and community/lifestyle centers. Simon’s current total market capitalization is approximately $50 billion. Through its subsidiary partnership, it currently owns or has an interest in 286 properties in the United States containing an aggregate of 201 million square feet of gross leasable area in 38 states plus Puerto Rico. Simon also owns interests in 53 European shopping centers in France, Italy, and Poland; 5 Premium Outlet Centers in Japan; and one Premium Outlet Center in Mexico. Additional Simon Property Group information is available at www.simon.com. Simon Property Group, Inc. is publicly traded on the NYSE under the symbol SPG. Simon’s principal executive offices are located at 225 W. Washington Street, Indianapolis, Indiana 46204, and its telephone number is (317) 636-1600.

Simon Operating Partnership is a limited partnership, and Simon is its sole general partner. Simon Operating Partnership does not have any directors or executive officers.

Farallon Capital is a global, San Francisco-based investment management company that manages discretionary equity capital of more than $26 billion, largely from institutional investors such as university endowments, foundations, and pension plans. Farallon was founded in March 1986 by Thomas F. Steyer. Farallon invests in public and private debt and equity securities, direct investments in private companies and real estate. Farallon invests in real estate across all asset classes around the world, including the United States, Europe, Latin America and India. Farallon’s principal executive offices are located at One Maritime Plaza, Suite 2100, San Francisco, California 94111 and its telephone number is (415) 421-2132.

Farallon Partners, L.L.C. (the “Farallon General Partner”), an affiliate of Farallon Capital, is the general partner of each of Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P. and Tinicum Partners, L.P. (collectively, the “Farallon Funds”).

SF Piers LLC, a Delaware limited liability company owned by Farallon Capital and Shorenstein Properties LLC (“SF Piers”), is party to an assignment dated March 28, 2006, pursuant to which SF Piers 27-31, LLC, a Delaware limited liability company and indirect subsidiary of the Company (“Piers 27-31”), assigned to SF Piers its rights and obligations with respect to certain agreements relating to the development of certain piers in San Francisco, California. The assignment provided for an initial payment of $1 million to Piers 27-31, with additional payments of up to $8 million payable to Piers 27-31 upon satisfaction of certain milestones or contingencies. Farallon Capital and SF Piers have guaranteed certain payment obligations of SF Piers to Piers 27-31 under the assignment.

Neither Farallon nor Purchaser is subject to the informational filing requirements of the Exchange Act with respect to themselves or their affiliates, and, accordingly, neither files reports or other information with the SEC under the Exchange Act relating to its business, financial condition and other matters.

Simon and Simon Operating Partnership are subject to the informational filing requirements of the Exchange Act, and Simon is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The reports, proxy statements and other information can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Simon’s filings are also available to the public on the SEC’s Internet site (www.sec.gov). Copies of these materials also may be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

The name, business address and telephone number, citizenship, present principal occupation and employment history of each of the directors and executive officers, or, as applicable, general partner or managing members, of Simon, Farallon, Purchaser and certain other entities through which Simon owns its interest in Purchaser are set forth in Schedule I of this Offer to Purchase.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I), (i) none of Purchaser, Simon, the Farallon General Partner or the Farallon Funds or, to the knowledge of Purchaser, Simon, the Farallon General Partner or the Farallon Funds, any of the persons listed in Schedule I and Schedule II or any associate or majority owned subsidiary of Simon, the Farallon General Partner or the Farallon Funds or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company and (ii) none of Purchaser, Simon, the Farallon General Partner or the Farallon Funds or, to the knowledge of Purchaser, Simon, the Farallon General Partner or the Farallon Funds, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries, has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days.

Except as set forth in this Offer to Purchase, (i) none of Purchaser, Simon, the Farallon General Partner or the Farallon Funds or, to the knowledge of Purchaser, Simon, the Farallon General Partner or

the Farallon Funds, any of the persons listed on Schedule I, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company and (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Purchaser, Simon, the Farallon General Partner or the Farallon Funds or any of their respective other subsidiaries or, to the knowledge of Purchaser, Simon, the Farallon General Partner or the Farallon Funds, any of the persons listed in Schedule I, on the one hand, and the Company or any of its executive officer, directors and/or affiliates, on the other hand.

Except as set forth in this Offer to Purchase, during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser, Simon, the Farallon General Partner or the Farallon Funds or any of their respective other subsidiaries or, to the knowledge of Purchaser, Simon, the Farallon General Partner or the Farallon Funds, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of Purchaser, Simon, the Farallon General Partner or the Farallon Funds or the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Purchaser, Simon, the Farallon General Partner or the Farallon Funds or the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

10.          BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY.

On February 23, 2006, the Company publicly announced that the Company Board decided to explore strategic alternatives to enhance stockholder value, including a sale of all or part of the Company or a recapitalization. The Company retained Goldman, Sachs & Co. and J.P. Morgan Securities Inc. as financial advisors and Wachtell, Lipton, Rosen & Katz, Hogan & Hartson LLP and Willkie Farr & Gallagher LLP as legal advisors to assist in this effort. The Company also announced that, on February 15, 2006, its board had formed an oversight committee of three independent directors to oversee and provide advice to management regarding strategic initiatives and provide oversight and coordination as to matters arising out of or relating to the restatement of the Company’s financial statements. The independent members of the Company Board also retained Latham & Watkins LLP as legal advisors to assist in the process.

Simon

Starting in February 2006, Simon periodically engaged in preliminary exploratory discussions with Mills about possible transactions involving Mills, its securities or all or a portion of its assets. As part of Simon’s consideration of potential transactions relating to Mills, Simon also had preliminary discussions with a third party unrelated to Farallon regarding acting jointly in any transaction relating to Mills. At this time, Simon and the third party also engaged in preliminary exploratory discussions with Kan Am gmbH, a major stockholder and joint venture partner of Mills which had publicly announced its own review of strategic alternatives for its investment in Mills. On March 2, 2006, Simon and the third party each entered into a confidentiality agreement with Kan Am and received certain non-public information regarding Mills from Kan Am. The discussions with Kan Am did not result in any agreements or understandings and were discontinued by early May 2006.

Simon continued to maintain contact with Mills and, on May 11, 2006, the Company and Simon entered into a confidentiality agreement governing Simon’s use of non-public information to be provided to it by Mills. At this time, the third party that had considered acting with Simon with respect to possible transactions relating to Mills decided not to continue in the process. Simon then reviewed information furnished by the Company and, on a number of occasions, met or had telephone discussions with members of the management of the Company or the Company’s financial or legal advisors.

On May 22, 2006, Simon was a participant at the International Council of Shopping Center’s annual convention, held in Las Vegas, Nevada. During the convention, Simon representatives engaged in general discussions with Farallon representatives that attended the convention.

In response to the Company’s request for proposals in June 2006, Simon orally advised the Company it was not prepared to make any proposals at that time.

In late September or early October 2006, Simon received permission from the Company to enter into discussions with another third party unrelated to Farallon, which also had entered into a confidentiality agreement with the Company, about possibly acting together to formulate a proposal regarding a transaction with the Company. Simon and this party engaged in discussions about various possible transactions until mid-January 2007.

In response to an invitation from the Company in December 2006 for proposals, Simon and this third party engaged in discussions with the Company and its advisors about an acquisition of the entire Company, the structure of an acquisition transaction, and possible prices to be paid in a transaction. In mid-January 2007, the third party which had been considering acting with Simon in connection with the possible acquisition of the Company decided not to pursue any transaction. At that time, Simon decided not to submit an acquisition proposal to the Company without a partner.

Farallon

Prior to the public announcement on February 23, 2006 of the Company Board’s decision to explore strategic alternatives to enhance stockholder value, Farallon Capital began negotiating a transaction relating to a potential investment in SF Piers 27-31, LLC, an indirect subsidiary of the Company. That transaction was consummated on March 28, 2006 and is described in greater detail under Section 9 — “Certain Information Concerning the Purchaser and its Affiliates”.

Commencing in January 2006, Farallon began making open market purchases of Shares. By April 12, 2006, as reported by the Farallon Funds on a Schedule 13G filed with the SEC, Farallon beneficially owned an aggregate of 3,177,800 Shares. On May 15, 2006, the Farallon Funds filed a Schedule 13D, reflecting an aggregate beneficial ownership of 3,680,000 Shares, in which the filing persons stated that, consistent with their investment intent, they intended to engage in communications with certain persons, including members of the Company Board, regarding strategic alternatives for the Company. Thereafter, from time to time, the Farallon Funds continued to acquire Shares in open market purchases and through August 18, 2006 beneficially owned 6,145,000 Shares. The Farallon Funds have continued to hold such number of Shares since that time.

On May 22, 2006, representatives of Farallon attended the International Council of Shopping Center’s annual convention, held in Las Vegas, Nevada. During the convention, the Farallon representatives engaged in informal general discussions with certain of the Company’s officers and directors in attendance. Independent of those informal discussions with the Company, the Farallon representatives also engaged in general discussions with Simon, which was also a convention participant.

From late-May 2006 through late-October 2006, representatives of Farallon continued to maintain contact with the Company and periodically engaged in preliminary discussions with the Company in connection with possible transactions involving the Company, its securities or all or a portion of its assets.

On August 15, 2006, at Farallon’s request, representatives of Farallon met with members of the Company Board at the Company’s headquarters to express Farallon’s views concerning the Company’s management, governance and other business issues in Farallon’s capacity as a significant stockholder.

On or around October 5, 2006, Farallon contacted Mills and its advisors and asked to enter into a confidentiality agreement with Mills in order to receive non-public information about the Company in connection with its strategic alternatives process. Farallon and Mills ultimately entered into a confidentiality agreement on October 27, 2006, and Mills began providing limited confidential information to Farallon pursuant to this confidentiality agreement, which was subsequently amended and was then amended and restated on November 14, 2006, to provide for, among other things, a standstill provision.

From late-October 2006 through mid-January 2007, representatives of Farallon continued to evaluate the material furnished by the Company. As part of its general diligence process, representatives of Farallon engaged in informal discussions with the Company. During this same time period, representatives of Farallon continued to maintain contacts with the Company and engaged in discussions regarding a potential transaction, including discussing the possibility of commencing talks with other interested third parties.

On December 1, 2006, representatives of Farallon met with members of the Company Board in Washington, D.C. and made a presentation to the special committee of the Company Board outlining various different strategic alternatives to selling the Company.

On December 22, 2006, Farallon received from Wachtell Lipton on behalf of the Company a draft merger agreement. On January 5, 2007, Farallon received bid instructions from Mills, but such instructions did not grant Farallon relief from the standstill. The instructions informed Farallon that it should be prepared to submit a final proposal for a recapitalization or acquisition of the Company after January 11, if the Company granted Farallon relief from the standstill by inviting such a proposal.

On January 15, 2007, at the written request of the Company, Farallon submitted a written proposal for a recapitalization transaction in which it would purchase from the Company $499 million of additional Shares at $20.00 per Share. The proposed transaction was subject to the Company signing the written proposal, execution of definitive agreements, and certain other specified terms and other conditions. The proposal provided that it would automatically terminate if not executed by the Company on or before January 19, 2007. On January 16, 2007, the Company and its advisors contacted Farallon in connection with its written proposal, however, the proposal was not executed and it terminated automatically in accordance with its terms.

Simon and Farallon

On January 17, 2007, the Company, Mills LP and Brookfield Asset Management Inc. (“Brookfield”) announced that they had entered into an Agreement and Plan of Merger (the “Brookfield Merger Agreement”), pursuant to which Brookfield agreed to acquire the Company and Mills LP through one or more mergers for cash at a price of $21.00 per share, representing a total transaction value of approximately US$1.35 billion and approximately US$7.5 billion including assumed debt and preferred stock. In connection with the execution of the Brookfield Merger Agreement, Mills, Mills LP, certain subsidiaries of Mills and Brookfield also entered into a Restated Credit and Guaranty Agreement (the “Brookfield Credit Agreement”). The Brookfield Credit Agreement was an amendment and restatement of the Credit and Guaranty Agreement, dated as of May 19, 2006, between Mills, Mills LP, certain subsidiaries of Mills, Goldman Sachs Mortgage Company and certain other lenders party thereto (the “Goldman Sachs Credit Agreement”), pursuant to which Mills LP had an outstanding senior secured term loan with an aggregate principal balance of approximately $1.053 billion. The Brookfield Credit Agreement became effective upon Brookfield’s purchase of the senior secured loan from the lenders under the Goldman Sachs Credit Agreement, which purchase occurred on January 30, 2007. The Brookfield

Credit Agreement provided Mills LP with a revolving loan facility in an aggregate principal amount not to exceed $500 million and did not include various requirements of the Goldman Sachs Credit Agreement relating to completing financial statements, consummating refinancings, or maintaining NYSE listing privileges. The proceeds of the new revolving loan facility were used to pay certain fees due upon the replacement of the Goldman Sachs Credit Agreement, and to provide for working capital requirements and general corporate purposes of Mills LP and its subsidiaries in accordance with an approved budget. The senior secured loan and the revolving loan facility under the Brookfield Credit Agreement had a maturity date of January 31, 2008, which could be extended up to April 30, 2008 in certain circumstances.

After the public announcement of the Brookfield Merger Agreement, representatives of Farallon and Simon began preliminary discussions regarding whether a possible joint acquisition of Mills on terms more attractive to the Company’s stockholders would be feasible. From late January 2007 through early February 2007, Simon and Farallon continued these discussions. These discussions resulted in the joint venture letter agreement between the Farallon Funds and Simon Operating Partnership entered into on February 4, 2007 described in Section 11.

In early February 2007 representatives of Simon and of Stark Master Fund Ltd. (“Stark”) engaged in discussions about how Stark could express its support for a transaction to acquire Mills at a price in excess of the $21.00 per Share price contemplated by the Brookfield Merger Agreement. These discussions resulted in the execution of a stock option agreement (the “Stark Option Agreement”) on February 4, 2007. This agreement is summarized in Section 11.

On February 4, 2007, Simon and Farallon submitted to Mills an unsolicited proposal to acquire Mills for $24.00 in cash per Share. The Simon/Farallon proposal provided for the acquisition of Mills by a tender offer to acquire all of the Shares for cash followed by a merger  in which non-tendering stockholders would receive the same consideration, and to offer holders of Mills LP Units the right to receive either $24.00 in cash per LP Unit or a fixed number of units of Simon Operating Partnership at an exchange ratio based on the price of Simon common stock at the time a merger agreement was executed. The proposal also contemplated replacing the Brookfield Credit Agreement that was part of the Brookfield proposal package, with a credit agreement executed by Simon. As part of its proposal package, representatives of Simon and Farallon delivered to representatives of Mills forms of the merger agreement, the credit agreement and other transaction agreements. Simon and Farallon issued a press release announcing the proposal on February 5, 2007.

On February 6, 2007, the Company Board met to consider the Simon/Farallon proposal. The Company publicly announced that, after consultation with its outside counsel and independent financial advisors, the Company Board unanimously determined (with those directors affiliated with Kan Am abstaining), in accordance with the Brookfield Merger Agreement, that the Simon/Farallon proposal was expected to result in, and was reasonably likely to lead to, a “Superior Competing Transaction,” as that term is defined in the Brookfield Merger Agreement, and directed Mills’ management and advisors to participate in discussions and negotiations with Simon and Farallon as to their proposal.

As a precondition to Mills entering into negotiations with Farallon and Simon and in compliance with the terms of the Brookfield Merger Agreement, on February 7, 2007, Farallon and Simon entered into confidentiality agreements with the Company pursuant to which the Company agreed to make available to Farallon Capital, Simon and their representatives on a confidential basis certain additional non-public information with respect to the Company.

From February 6, 2007 through February 12, 2007, Mills, Simon and Farallon negotiated the specific terms and conditions relating to their $24 per Share proposal, including the terms of a proposed merger agreement, credit agreement and related agreements. During this time, Simon and Farallon also reviewed information furnished by the Company. On February 12, 2007, Simon and Farallon submitted a fully negotiated binding acquisition proposal at $24 per Share to the Company.

On February 12, 2007, in accordance with the terms of the Brookfield Merger Agreement, Mills notified Brookfield of the Company Board’s determination that the Simon/Farallon transaction constituted a “Superior Competing Transaction” as defined under the Brookfield Merger Agreement, and that the Company Board had authorized management, subject to satisfaction of the terms and conditions set forth in the Simon/Farallon offer, to terminate the Brookfield Merger Agreement and enter into a definitive agreement with Simon and Farallon unless, within three business days after receipt of such definitive offer, Mills and Brookfield amended the Brookfield Merger Agreement or Brookfield irrevocably agreed to enter into an amendment to the Brookfield Agreement that caused the transaction contemplated by the Simon/Farallon offer to cease to be a Superior Competing Transaction. Mills also notified Brookfield that it was willing and ready to negotiate such an amendment to the Brookfield Merger Agreement.

On the evening of February 15, 2007, Mills advised Simon and Farallon that Brookfield had provided a revised offer to purchase Mills for $24.50 per Share on terms similar to those proposed by Simon and Farallon, which offer included a revised structure involving a cash tender offer to be followed by a merger. After being notified of Brookfield’s revised offer and after discussions and negotiations, including being advised that Brookfield might be able to raise its price above $24.50 per Share, Purchaser made a revised, irrevocable amendment to their previous offer with an increased cash consideration of $25.25 per Share on the condition that the termination fee payable under their offered merger agreement be increased to $50 million, as compared to $40 million, plus expenses of up to an additional $25 million.

On the evening of February 15, 2007, the Company Board (with directors affiliated with Kan Am abstaining): (i) approved the Merger Agreement, the Offer and the Merger; (ii) determined that the terms of the Offer, the Merger and the Merger Agreement are fair to, advisable and in the best interests of the holders of Shares; and (iii) recommended that the holders of Shares accept the Offer.

On February 16, 2007, Mills and Mills LP executed the Merger Agreement, the Credit and Guaranty Agreement and the related transaction agreements, and Simon and Farallon issued a joint press release announcing the execution of the Merger Agreement and the Credit and Guaranty Agreement. These agreements are summarized in Section 11. On that date, Simon L.P. loaned approximately $1.188 billion to Mills to replace the loan provided to Mills by Brookfield, to pay the termination fee and expenses under the Brookfield Merger Agreement and the Brookfield Credit Agreement, and to pay other fees and expenses. See Section 11.

On March 1, 2007, Purchaser commenced the Offer. During the pendency of the Offer, Simon, Farallon and Purchaser intend to have ongoing contacts with Mills and its directors, officers and stockholders.

11.          TRANSACTION DOCUMENTS.

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which was filed as an exhibit to the Schedule TO, and is incorporated herein by reference. A copy of the Merger Agreement may be obtained in the manner set forth in Section 8 under the heading “Availiable Information”. You are encouraged to read the full text of the Merger Agreement for a complete understanding of the matters summarized below.

The Offer.   The Merger Agreement provides for the commencement of the Offer as promptly as practicable, and in any event within ten business days after the date of the Merger Agreement. The obligations of Purchaser to commence the Offer and to accept for payment, and pay for, Shares tendered pursuant to the Offer are subject to the satisfaction of certain conditions that are described in Section 15—“Certain Conditions to the Offer.” Purchaser reserves the right to (x) increase the price per Share payable in the Offer and (y) waive any condition to the Offer (with any waiver of the Minimum Tender Condition requiring the prior written consent of the Company). Purchaser may modify the terms of the Offer, subject to compliance with the Exchange Act but, without the consent of the Company, Purchaser may not (i) decrease the Offer Price or change the form of consideration payable in the Offer; (ii) decrease the number of Shares sought to be purchased in the Offer; (iii) impose additional conditions to the Offer; or (iv) amend any other term of the Offer in any manner adverse to the holders of Shares. Moreover, all modifications to the terms of the Offer (other than a modification to increase the Offer Price or to waive a condition to the Offer) must not, in the aggregate, reasonably be expected to delay the Acceptance Date by more than ten business days after the first public dissemination of notice of any modification.

Furthermore, Purchaser will extend the Offer: (i) if at the then-scheduled expiration date of the Offer, any of the Tender Offer Conditions have not been satisfied or waived, until the time that these conditions are satisfied or waived (however any extension will be in increments of not more than three business days, unless a longer period of time is agreed to by the Company in writing, this consent not to be unreasonably withheld); (ii) for any period required by any rule or interpretation of the SEC or its staff applicable to the Offer; or (iii) if all of the Tender Offer Conditions are satisfied or waived and Shares have been accepted for payment, but the number of Shares acquired by Purchaser (together with other Shares owned of record by Purchaser or its affiliates) is less than 90% of the number of Shares then outstanding, for an aggregate period of not more than ten business days (for all extensions pursuant to this clause (iii)) will be effected as a “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act. If included, a Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender any Shares not tendered in the Offer. A Subsequent Offering Period, if one is included, is not an extension of the Offer, which already would have been completed. In accordance with Rule 14d-11 of the Exchange Act, Purchaser would be obligated to immediately accept and promptly pay for all Shares as they are tendered during the Subsequent Offering Period.

The Company Merger.   If you decide not to tender your Shares in the Offer and the Merger occurs, you will receive in the Merger the same amount of cash per share, without interest, as if you had tendered your Shares in the Offer (unless you properly exercise appraisal rights). If as a result of the Offer or otherwise, Purchaser owns more than 90% of the outstanding Shares, under the DGCL, Purchaser will be able to effect, and must effect, the Merger without the affirmative vote of any other stockholders. In that case, Purchaser, as soon as practicable after consummation of the Offer, will have the Company consummate a so-called “short-form merger”, pursuant to which each then-outstanding Share (other than Shares held by us and Shares that are owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL), will automatically be converted into the right to receive cash equal to the Offer Price, without interest. If Purchaser acquires a sufficient number of Shares pursuant to the Offer, Purchaser intends to exercise its option under the Merger Option Agreement to the extent of available authorized Shares, pursuant to which Purchaser has the right, subject to certain limitations, to purchase additional Shares if, upon exercise of the option, Purchaser will own at least 90% of the outstanding Shares and promptly effect a short-form merger. If Purchaser does not acquire sufficient Shares (in the Offer, pursuant to the Merger Option Agreement, or otherwise) to complete a short-form merger, then the Company will call a stockholders meeting for the stockholders to vote upon the Merger. We are required to vote our Shares in favor of the Merger at this stockholders meeting. If required by applicable law, an information statement complying with the applicable rules of the SEC would be circulated to stockholders. It is possible that, in this event, preparation of financial information for Mills may be required by applicable law, in which case the consummation of the Merger could be significantly delayed. Purchaser will vote its Shares acquired in the Offer plus Shares acquired from Simon and Farallon, which will be sufficient for approval of the Merger, and the vote of other stockholders will not be solicited.

The Merger Agreement provides that, at the Merger Effective Time, Purchaser Sub will be merged with and into the Company, with the Company being the Surviving Company. Each Share outstanding at the Effective Time will be converted into the right to receive the Offer Price, without interest, except for (i) Shares held by holders who comply with the provisions of Section 262 of the DGCL regarding the right of stockholders to dissent from the Merger and require appraisal of their shares; (ii) Shares held in the treasury of the Company; and (iii) any Shares owned by Purchaser, Purchaser Sub or any other wholly owned subsidiary of Purchaser.

In the event that Purchaser is for any reason prevented by applicable law from undertaking or consummating the Offer, the parties have agreed to effect the transactions contemplated by the Merger Agreement through a one-step merger structure in which the Company would merge with and into Purchaser Sub with Purchaser Sub being the surviving corporation (the “One-Step Merger”) as promptly as practical. The One-Step Merger would require the approval of at least a majority of the outstanding Shares.

The Partnership Merger.   Subject to the discussion set forth below in “—Restructuring; Roll-Over,” at the Partnership Merger Effective Time, Purchaser LP will be merged into Mills LP, with Mills LP being the Surviving Partnership and wholly owned by the Surviving Company. The general partner of the Surviving Partnership will be the Surviving Company, until a successor has been duly elected or appointed, in accordance with the Surviving Partnership’s limited partnership agreement.

Each LP Unit issued and outstanding immediately prior to the Partnership Merger Effective Time, other than (i) any LP Unit that is owned by Purchaser, the Company or any of their respective direct or indirect subsidiaries (unless this LP Unit is beneficially owned by a third party) and (ii) any LP Unit owned of record by an Electing Holder and with respect to which a Roll-Over Election has been made, will automatically be converted into the right to receive the Merger Consideration, or if the Roll-Over Election is not available, a Roll-Over Unit (as defined below).

Each LP Unit issued and outstanding immediately prior to the Partnership Merger Effective Time that is owned by Purchaser, the Company or any of their respective direct or indirect subsidiaries (other than, in each case, those LP Units beneficially owned by third parties) will remain outstanding as a common unit of limited partnership interest in the Surviving Partnership. Each LP Unit issued and outstanding prior to the Partnership Merger Effective Time that is owned of record by an Electing Holder and with respect to which a Roll-Over Election has been made, will be contributed to Simon Operating Partnership in exchange for a number of common interests in Simon Operating Partnership equal to the quotient obtained by dividing the Offer Price by $119.67 (rounded to the fourth decimal place) per LP Unit, which is equal to 0.211 based upon the Offer Price.

Restructuring; Roll-Over.   The Merger Agreement provides that, if Purchaser reasonably believes (after consultation with the Company) that making the Roll-Over Election (as defined below) available to holders of LP Units in the Partnership Merger would reasonably be expected to cause the closing to be delayed beyond the date on which the closing would otherwise occur if the Roll-Over Election were not made available because of the ability to complete the Merger without a vote of the Company stockholders, the Eligible Holders will receive in the Partnership Merger a Roll-Over Unit for each LP Unit. Each Roll-Over Unit will carry only the right to make the Roll-Over Election for the Merger Consideration or Simon OP Units at the time that the Roll-Over Election may reasonably be made under applicable law. Purchaser, Purchaser Sub and Purchaser LP will use commercially reasonable efforts to provide the Roll-Over Election within sixty days after the Merger Effective Time. Moreover, any Roll-Over Units contributed to Simon Operating Partnership will automatically be converted into common units of the Surviving Partnership.

An “Electing Holder” is any Eligible Holder that has the right to make, and has made, a Roll-Over Election. An “Eligible Holder” means any holder of LP Units who is an “accredited investor” (as defined under Rule 501(a) under the Securities Act) as determined by Purchaser in its reasonable judgment and holds at least 5,000 LP Units as of September 1, 2006. However, the term “Eligible Holder” may exclude any person not resident in the United States if, in the reasonable judgment of Purchaser, filings, information requirements or other requirements of law of a foreign jurisdiction would reasonably be expected to cause making the Roll-Over Election to that person unduly burdensome or delay the Roll-Over Election for Eligible Holders resident in the United States. A “Roll-Over Election” is an election, in each Eligible Holder’s sole discretion, to contribute the holder’s LP Units to Simon Operating Partnership in exchange for Simon OP Units pursuant to the terms of the Merger Agreement.

Preferred Securities; Company Options; Company SARs; Restricted Shares.   The Merger Agreement provides that each share of preferred stock of the Company issued and outstanding immediately prior to the Merger Effective Time will remain outstanding and automatically become one share of a corresponding series of preferred stock of the Surviving Company. Moreover, each preferred unit of Mills LP issued and outstanding immediately prior to the Partnership Merger Effective Time will also remain issued and outstanding immediately after the Partnership Merger Effective Time in accordance with its terms.

At the Merger Effective Time, each outstanding option to purchase Shares (collectively, the “Company Options”) granted under the Company’s 1999 Stock Option Plan, 1994 Amended and Restated Executive Equity Incentive Plan and 2004 Stock Incentive Plan, and each outstanding stock appreciation right and cash-settled restricted stock unit (“Company SARs”), other than those Company Options for which the exercise price per share equals or exceeds the Merger Consideration, whether or not then vested or exercisable, will be cancelled. The holder of each Company Option or Company SAR will be entitled to receive from Purchaser, as soon as practicable after, but in no event more than three business days after, the Merger Effective Time, an amount in cash equal to the product of (i) the number of Shares subject to each Company Option or Company SAR, as applicable, and (ii) the excess of the Merger Consideration over the exercise price per share of the Company Option or Company SAR, as applicable, which cash payment will be treated as compensation and will be net of any applicable withholding tax.

Representations and Warranties.   In the Merger Agreement, the Company and Mills LP have made customary representations and warranties to Purchaser, Purchaser Sub and Purchaser LP including representations relating to: organization and good standing of the Company and Mills LP; subsidiaries; capitalization; authorization for, validity of and necessary action with respect to the Merger Agreement; absence of conflicts with organizational documents and contracts; governmental approvals and notices required in connection with the Merger Agreement; the Company’s SEC filings and financial statements; absence of certain changes; absence of undisclosed material liabilities; compliance with applicable laws; litigation; taxes; pension plans, benefit plans and ERISA; labor and employment matters; intangible property; environmental matters; real property; insurance; material contracts; the opinion of the Company’s financial advisors; brokers; inapplicability of takeover statutes and certain charter and bylaw provisions of the Company; information provided by the Company for inclusion in the Offer documents, the proxy statement and the Schedule 14D-9; the Investment Company Act of 1940; and the termination of the Company’s prior agreement with Brookfield.

The representations and warranties made by the Company and Mills LP generally provide for exceptions for items that would not reasonably be expected to have a Company Material Adverse Effect. A Company Material Adverse Effect is any change, event, development or effect that has a material adverse effect on the business, assets, continuing results of operations or financial condition of the Company and its subsidiaries, taken as a whole. However, no change or effect resulting from any of the following will be taken into account in determining whether there is or has been, a Company Material Adverse Effect: (i) changes in conditions affecting the real estate industry generally, the United States of America or the global economy; (ii) general political, economic or business conditions or changes therein (including the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or acts of terrorism or earthquakes, hurricanes, other natural disasters or acts of God); (iii) general financial or capital market conditions, or changes; (iv) any changes in applicable law, rules, regulations, or U.S. generally accepted accounting principles or other accounting standards, or authoritative interpretations, after the date of the Merger Agreement; (v) the announcement or performance of the Merger Agreement or the consummation of the transactions contemplated thereby, including any decline in the share price of Shares, any litigation, or any impact on relationships, contractual or otherwise, with tenants, suppliers, lenders, investors, joint venture partners or employees; (vi) any action or omission required pursuant to the terms of the Merger Agreement, or pursuant to the express written request of Purchaser, or any action otherwise taken by any of Purchaser, Purchaser Sub or Purchaser LP; (vii) a decrease in the market price of the Shares (however, this exception will not affect a determination that any change or effect underlying a decrease in market price has resulted in, or contributed to, a Company Material Adverse Effect); (viii) any matter set forth in the Company’s disclosure letter to the Merger Agreement, including the Restatement and Related Matters (as defined below); or (ix) the payment of certain amounts required by the Brookfield Merger Agreement or in connection with the Restated Credit and Guaranty Agreement, dated as of January 17, 2007, among Mills LP, the Company, certain of the Company’s subsidiaries and Brookfield. However, a change or effect described in clauses (i), (ii), (iii) and (iv) will be taken into account to the extent that it effects the Company and its subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the real estate industry. The “Restatement and Related Matters” means: (a) the pending restatement of the Company’s and Mills LP’s historical financial statements described in the Company’s SEC documents, the associated delay in filing the Company’s and Mills LP’s annual report on Form 10-K and quarterly reports on Form 10-Q; (b) the informal and formal investigations initiated by the SEC and described in the Company’s SEC documents; (c) the review of the Company’s and Mills LP’s historical financial statements and transactions reflected therein by the audit committee of the Company Board and its counsel as described in the Company’s SEC documents; (d) the independent review of the Company’s and Mills LP’s historical financial statements and transactions reflected therein by Ernst & Young LLP, the Company’s auditors; and (e) litigation by certain holders of securities of the Company and Mills LP relating to the foregoing matters.

These representations and warranties were made to and solely for the benefit of the parties to the Merger Agreement as of specific dates. The assertions embodied in these representations and warranties are qualified by information contained in the confidential disclosure schedule that Mills and Mills LP delivered in connection with signing the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Mills and Mills LP, on the one hand, and Purchaser, on the other hand, rather than establishing matters as facts. Accordingly, these representations and warranties may not be relied on as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedule. Moreover, information concerning the subject matter of these representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Mills’ public disclosures.

In the Merger Agreement, each of Purchaser, Purchaser Sub and Purchaser LP have made customary representations and warranties to the Company and Mills LP, including representations relating to: organization and good standing of Purchaser, Purchaser Sub and Purchaser LP; authorization for, validity of and necessary action with respect to the Merger Agreement; governmental approvals and notices required in connection with the Merger Agreement; the availability of funds; brokers; litigation; ownership of Shares or LP Units; and investigation.

Operating Covenants.   The Merger Agreement provides that, between the date of the Merger Agreement and the earlier of the termination of the Merger Agreement in accordance with its terms to the Merger Effective Time, except as contemplated by the Merger Agreement (including in the Company’s disclosure schedule) or as required by law, and unless Purchaser otherwise consents, the Company, Mills LP and its subsidiaries will (i) carry on their respective businesses in the ordinary course, consistent with past practice; (ii) use commercially reasonable efforts to maintain and preserve intact in all material respects their respective business organization (including maintaining the status of the Company as a REIT within the meaning of the Code) and business relationships with third parties; (iii) use commercially reasonable efforts to retain the services of their respective key officers and (iv) ensure that certain defensive measures are not and do not become applicable to the Offer, the financing of the transaction, the Merger, the Partnership Merger or any of the other transactions contemplated by the Merger Agreement.

In addition, between the date of the Merger Agreement and the earlier of the termination of the Merger Agreement in accordance with its terms and the Merger Effective Time, the Company and Mills LP are subject to customary operating covenants and restrictions, including restrictions relating to the issuance, sale or pledge of stock; declaration or payment of dividends; amendment of organizational documents; mergers, acquisitions and joint ventures; indebtedness; sales of assets or properties; tax matters; changes to accounting methods; adoption or amendment of benefit plans; termination or amendment of material contracts; satisfaction or settlement of claims; insurance; capital expenditures; affiliate transactions; and enforcement of confidentiality agreements and standstill agreements.

No Solicitation Provisions.   The Merger Agreement contains provisions prohibiting each of the Company, Mills LP and their subsidiaries, as well as their respective officers, directors, agents and representatives, from, directly or indirectly:

•       initiating, soliciting or knowingly encouraging or facilitating (including by way of furnishing nonpublic information) any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a Competing Transaction (as described below); or

•       entering into discussions or negotiations with, or providing any confidential information or data to, any person relating to a Competing Transaction.

However, if a majority of the disinterested members of the Company Board, in good faith, and after consultation with outside counsel, determines that action is required by its fiduciary duties to the Company’s stockholders under applicable law, then at any time prior to the acceptance for payment of Shares pursuant to the Offer or the receipt of stockholder approval of the Company, the Company and its representatives may, in response to a bona fide written proposal for a Competing Transaction that the disinterested members of the Company Board, in good faith, and after consultation with outside counsel and independent financial advisors, constitutes, or is reasonably likely to lead to a Superior Competing Transaction (as defined below), and which proposal was not, directly or indirectly, the result of a breach of the non-solicitation provisions of the Merger Agreement: (i) furnish nonpublic information with respect to the Company and its subsidiaries to the person that made the proposal pursuant to an appropriate confidentiality agreement (with confidentiality terms no less restrictive in the aggregate to the person making the proposal than the confidentiality agreement between Purchaser and the Company) with the person; (ii) participate in discussions and negotiations with the person regarding the proposal; and (iii) following receipt of a proposal for a Competing Transaction that the Company Board determines in good faith constitutes a Superior Competing Transaction, but prior to the earlier of the Acceptance Date or the affirmative vote of a majority of the votes entitled to be cast by the holders of Shares (“Company Stockholder Approval”), terminate the Merger Agreement.

The Merger Agreement also provides that the Company and Mills LP will take, and will cause their subsidiaries to take, all actions reasonably necessary to cause their respective representatives to immediately cease any discussions or negotiations with any person other than Purchaser, Purchaser Sub or Purchaser LP and their representatives with respect to, or that would reasonably be expected to lead to, a Competing Transaction. The Company will notify Purchaser, orally and in writing, immediately following receipt, of material terms and conditions of any written or oral proposal (including the identity of the parties) which any of the Company, Mills LP or any of their respective representatives may receive relating to a Competing Transaction and will keep Purchaser informed in all material respects and on a timely basis as to the status of and any material developments regarding any proposal.

The Merger Agreement prohibits the Company Board from withdrawing, modifying or amending the recommendation to the stockholders of the Company that they accept the Offer and tender their Shares or approve the transactions contemplated by the Merger Agreement, in a manner adverse to Purchaser, Purchaser Sub or Purchaser LP (a “Change in Recommendation”), or terminate the Merger Agreement after receipt of a proposal that constitutes a Superior Competing Transaction, unless the Company Board has (i) given Purchaser at least three business days’ notice of its intent to take this action, and (ii) with respect to termination of the Merger Agreement after receipt of a Superior Competing Transaction, negotiated with Purchaser in good faith any amendment to the Merger Agreement proposed by Purchaser and taken into account any amendment entered into or to which Purchaser irrevocably covenants to enter into and for which all internal approvals of Purchaser have been obtained since receipt of the notice, in each case, prior to the end of the three-business day period, and the Superior Competing Transaction thereafter remains a Superior Competing Transaction.

The Merger Agreement does not prohibit the Company Board from (i) complying with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act with respect to a Competing Transaction; (ii) issuing a “stop, look and listen” announcement; (iii) complying with its disclosure obligations under U.S. federal or state law regarding a Competing Transaction; or (iv) taking any action that any court of competent jurisdiction orders the Company to take.

As used in the Merger Agreement, a “Competing Transaction” is any of the following (other than the transactions to be effected pursuant to the Merger Agreement): (i) any merger, reorganization, consolidation, share exchange, business combination, liquidation, dissolution, recapitalization or similar transaction involving the Company or the Mill Operating Partnership or any other significant subsidiary of the Company; (ii) any direct or indirect acquisition or purchase, in a single transaction or series of related transactions, of (x) 25% or more of the consolidated gross assets of the Company and its subsidiaries, taken as a whole, (y) 25% or more of any class of voting securities of the Company or Mills LP or any other significant subsidiary of the Company (or any debt or equity securities convertible into or exercisable or exchangeable for that amount of voting securities) or (z) 25% or more of any class of voting securities of the Company or Mills LP or any other significant subsidiary of the Company (or any debt or equity securities convertible into or exercisable or exchangeable for that amount of voting securities) if the securities carry the right, contractually or otherwise, to appoint or designate any member or members of the Company Board; or (iii) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 25% or more of any class of voting securities of the Company or Mills LP.

As used in the Merger Agreement, a “Superior Competing Transaction” means a bona fide written proposal for a Competing Transaction, which proposal was not, directly or indirectly, the result of a breach of the non-solicitation provisions of the Merger Agreement, made by a third party (x) on terms that a majority of the disinterested members of the Company Board determines in their good faith judgment (based on the financial analysis and other advice of independent financial advisors and on the advice of independent legal advisors, and after giving effect to the payment of the Break-Up Fee (as defined below) and certain expenses pursuant to the Merger Agreement and to the expected timing of the closing of the proposed Competing Transaction) to be more favorable to holders of Shares than the Merger

Consideration (taking into account any proposed changes to the Merger Consideration pursuant to negotiations between the Company and Purchaser), (y) which is reasonably likely to be consummated (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal, including any conditions, and the identity of the offeror) and (z) for which financing, to the extent required, is then fully committed or which, in the good faith judgment of a majority of the disinterested members of the Company Board (based on the advice of independent financial advisors), is reasonably capable of being timely financed by that third party.

Employment and Employee Benefits.   In the Merger Agreement, Purchaser agreed, and agreed to cause the Surviving Company and its subsidiaries, for a period of not less than one year following the earlier of the Acceptance Date or the Merger Effective Time (the “Benefits Continuation Start Date”), to provide to each employee of the Company or any subsidiary of the Company who is employed as of the Benefits Continuation Start Date who remains employed by Purchaser, the Surviving Company or the Surviving Partnership after the Benefits Continuation Start Date (each, a “Company Employee”) compensation and employee benefits (other than equity-based compensation) that are no less favorable, taken as a whole, than the compensation and employee benefits (other than retention, sale, stay, special bonus or other change in control payments or awards) provided immediately before the Benefits Continuation Start Date.

In the Merger Agreement, Purchaser also agreed, and agreed to cause the Surviving Company, to give each Company Employee full credit for the employee’s service with the Company and its subsidiaries (and any predecessor employer for whom service is recognized by the Company and its subsidiaries) for purposes of eligibility, vesting and benefit accruals (including for purposes of vacation and severance benefits), but not for purposes of benefit accruals under defined benefit pension plans, in each case under any benefit plans of the Surviving Company in which a Company Employee participates to the same extent recognized by the Company or any subsidiary under a corresponding benefit plan immediately prior to the Benefits Continuation Start Date. However, service will not be recognized to the extent that recognition would result in a duplication of benefits with respect to the same period of service.

With respect to any welfare benefit plans, Purchaser will make reasonable efforts to (i) waive any preexisting condition limitations otherwise applicable to Company Employees and their eligible dependents under any plan of Purchaser or the Surviving Company that provides health benefits in which Company Employees may be eligible to participate following the Benefits Continuation Start Date, other than any limitations that were in effect with respect to the employees as of the Benefits Continuation Start Date under the analogous employee benefit plan of the Company; (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by the Company Employees and their eligible dependents under the health plans in which they participated immediately prior to the Benefits Continuation Start Date during the portion of the calendar year prior to the closing in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Purchaser or the Surviving Company in which they are eligible to participate after the earlier of the Acceptance Date or the closing date in the same plan year in which deductibles, co-payments or out-of-pocket maximums were incurred; and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Company Employee and his or her eligible dependents on or after the Benefits Continuation Start Date, in each case to the extent the Company Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous employee benefit plan of the Company prior to the Benefits Continuation Start Date.

Insurance and Indemnification.   The Merger Agreement provides that Purchaser, Purchaser LP and the Surviving Company will, from and after the Merger Effective Time, indemnify and hold harmless each person who, at any time prior to the Merger Effective Time, was a director or officer of the Company to the fullest extent permitted by applicable law, arising from proceedings based in whole or in part on, or arising in whole or in part out of, or pertaining to the negotiation, execution or performance of the Merger

Agreement, any agreement or document delivered in connection therewith, or any of the transactions contemplated thereby.

The Surviving Company must obtain or Purchaser must cause the Surviving Company to obtain a six year “tail” insurance policy that provides coverage on terms no less favorable than the coverage provided under the Company’s directors and officers insurance policy as in effect on the date of the Merger Agreement for events occurring prior to the Merger Effective Time. Neither Purchaser nor the Surviving Company is required to pay more than 200% of the aggregate amount per annum that the Company and its subsidiaries paid for the coverage in the last full fiscal year to purchase this “tail” policy. Purchaser or the Surviving Company may, as an alternative, purchase a substitute policy with a term of six years from the Merger Effective Time, covering those persons who are currently covered by the Company’s directors’ and officers’ insurance policy in effect as of the date of the Merger Agreement for actions and omissions occurring on or prior to the Merger Effective Time, and with the same or better terms to the insured than the coverage provided under Company’s directors’ and officers’ insurance policy as in effect on the date of the Merger Agreement. However, neither Purchaser nor the Surviving Company is required to pay more than 300% of the aggregate amount per annum that the Company and its subsidiaries paid for the coverage in the last full fiscal year.

Obligations to Cause Merger to Occur.   The Merger Agreement requires each party to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, appropriate or advisable to fulfill all conditions applicable to that party pursuant to the Merger Agreement and to consummate and make effective, as promptly as reasonably practicable, the Offer, the Mergers and the other transactions contemplated by the Merger Agreement.

Governmental Approvals.   The Merger Agreement requires the parties to cooperate with each other and promptly prepare and file all necessary documentation, effect all applications, notices, petitions and filings (including, to the extent necessary, any notification required by the HSR Act, which notification we have determined is not required under the HSR Act), and to use commercially reasonable efforts to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary, appropriate or advisable to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Directors.   The Merger Agreement provides that, subject to Section 14(f) of the Exchange Act, promptly upon the payment by Purchaser for Shares pursuant to the Offer and thereafter, Purchaser will be entitled to designate a number of directors rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser and its affiliates bears to the total number of Shares then outstanding (including Shares that are accepted for payment, but excluding any shares held by the Company or any of its subsidiaries). The Merger Agreement further provides that Purchaser will be entitled to designate at least a majority of the directors on the Company Board (as long as Purchaser and its affiliates beneficially own a majority of the outstanding Shares, which for these purposes will exclude any Shares held by the Company or any of its subsidiaries). At the same time, prior to the Merger Effective Time, the Company Board will always have at least two members who are (i) not officers, directors, employees or designees of Purchaser or any of its affiliates (“Purchaser Insiders”) or officers or directors of affiliates of the Company (other than by reason of being directors of the Company) or officers or directors of any partner or participant (other than the Company) in the Company’s joint ventures or such partner’s or participant’s affiliates (“Interested Persons”); (ii) members of the Company Board as of the date of the Merger Agreement; and (iii) reasonably satisfactory to Purchaser. If the number of directors who are not Purchaser Insiders is reduced below two prior to the Merger Effective Time, the remaining director who is not a Purchaser Insider will be entitled to designate a person to fill a vacancy who is not a

Purchaser Insider or Interested Person and who will be a director not deemed to be a Purchaser Insider or Interested Person. Furthermore, if the number of directors who are not Purchaser Insiders is reduced to zero prior to the Merger Effective Time, a majority of the members of the Company Board will be entitled to designate two persons to fill those vacancies who are not Purchaser Insiders or Interested Persons and who are reasonably satisfactory to Purchaser and who will be directors not deemed to be Purchaser Insiders.

Conditions to the Merger.   The obligations of Purchaser, Purchaser Sub and Purchaser LP to accept for payment any Shares tendered in the Offer are subject to the satisfaction or waiver of the conditions to the Offer described in Section 15 below. In addition, the Merger Agreement provides that, following the payment by Purchaser for Shares pursuant to the Offer, the respective obligations of the Company, Mills LP, Purchaser, Purchaser Sub and Purchaser LP to effect the Merger and the Partnership Merger are subject to the satisfaction (or, to the extent legally permissible, waiver) on or prior to the closing date of (i) the affirmative vote of a majority of the votes entitled to be cast by the holders of Shares at a meeting of stockholders of the Company has been obtained if and to the extent required by applicable laws for the consummation of the Merger and the Partnership Merger; (ii)  no injunction or other order issued by any court of competent jurisdiction preventing the consummation of the Merger or the Partnership Merger is in effect; and (iii) no statute, rule, regulation, order or decree of a governmental entity has been enacted and remains in effect that prohibits or makes illegal consummation of the Merger or the Partnership Merger.

In the event that Purchaser is for any reason prevented by applicable law from undertaking or consummating the Offer, the parties have agreed to effect the transactions contemplated by the Merger Agreement through a One-Step Merger as promptly as practicable. The Merger Agreement provides that, in the case of a One-Step Merger, the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver of the following conditions:

•       the affirmative vote of a majority of the votes entitled to be cast by the holders of Shares at a meeting of stockholders of the Company has been obtained;

•       any waiting period (and any extension) applicable to the consummation of the Merger or the Partnership Merger under the HSR Act has expired or been terminated;

•       no injunction or other order issued by any court of competent jurisdiction preventing the consummation of the Merger or the Partnership Merger is in effect; and

•       no statute, rule, regulation, order or decree of a governmental entity has been enacted and remains in effect that prohibits or makes illegal consummation of the Merger or the Partnership Merger.

In addition, in the case of a One-Step Merger, (i) the obligation of Purchaser to effect the Merger is subject to the satisfaction or waiver of further conditions, including conditions relating to the truth of the Company’s and Mills LP’s representations and warranties, the Company’s and Mills LP’s performance of their obligations, the receipt of an officer’s certificate from the Company, the receipt of a tax opinion from tax counsel to the Company, the financial condition of the Company as of September 30, 2006, the absence of a Company Material Adverse Effect, the receipt of certain governmental consents, and the absence of certain governmental litigation, and (ii) the obligations of the Company and Mills LP to effect the Merger are subject to the satisfaction or waiver of further conditions, including conditions relating to the truth of Purchaser’s, Purchaser Sub’s and Purchaser LP’s representations and warranties, Purchaser’s, Purchaser Sub’s and Purchaser LP’s performance of their obligations, and the receipt of an officer’s certificate from Purchaser.

Termination.   The Merger Agreement may be terminated at any time prior to the Merger Effective Time, whether before or after the Company Stockholder Approval is obtained, in accordance with any of the following:

•       by mutual written consent of the Company and Purchaser;

•       by either the Company or Purchaser, if, (A) in the case of a One-Step Merger, the Merger Effective Time has not occurred on or prior to January 31, 2008 (the “Termination Date”) or (B) if a One-Step Merger is not being pursued, if Purchaser has not accepted for payment and paid for Shares pursuant to the Offer on or before the Termination Date; provided that (i) if the Merger Effective Time, in the case of clause (A), or the Acceptance Date, in the case of clause (B), has not occurred by January 31, 2008, solely by reason of non-satisfaction of conditions relating to the HSR Act, injunction or order of a court or a governmental decree, and, in the case of a One-Step Merger, all conditions precedent have been satisfied or waived, other than those conditions that are by their nature to be satisfied on the closing date, then either the Company or Purchaser may extend the Termination Date one or more times up to and including April 30, 2008; and (ii) the right to terminate the Merger Agreement is not available to any party if that party (or, in the case of Purchaser, Purchaser Sub or Purchaser LP or, in the case of the Company, Mills LP) has breached in any material respect any of its obligations under the Merger Agreement, and the breach has caused, resulted in or substantially contributed to the failure of the Merger Effective Time or the Acceptance Date, as applicable, to occur on or before the Termination Date, or in the case of clause (B), if the breach has caused, resulted in or substantially contributed to a failure to commence the Offer or to accept for payment Shares pursuant to the Offer;

•       by the Company, prior to the Acceptance Date, upon a breach of any representation, warranty, covenant or agreement on the part of Purchaser, Purchaser Sub or Purchaser LP set forth in the Merger Agreement, or if any representation or warranty of Purchaser, Purchaser Sub or Purchaser LP has become untrue, in either case so that the conditions to the Merger relating to representations, warranties and covenants, as the case may be, would be incapable of being satisfied by the Termination Date, and the breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by the Company to Purchaser;

•       by Purchaser, prior to the Acceptance Date, upon a breach of any representation, warranty, covenant or agreement on the part of the Company or Mills LP set forth in the Merger Agreement, or if any representation or warranty of the Company or Mills LP has become untrue, in either case so that the conditions to the Merger or the Offer relating to representations, warranties and covenants, as the case may be, would be incapable of being satisfied by the Termination Date, and the breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by Purchaser to the Company;

•       by either the Company or Purchaser, if any injunction or order issued by any court of competent jurisdiction preventing the consummation of the Merger or the Partnership Merger has become final and nonappealable;

•       by either the Company or Purchaser, if there shall be any statute, rule, regulation, order or decree of a governmental entity that prohibits or makes illegal the consummation of the Merger or the Partnership Merger, and that statute, rule, regulation, order or decree has become final and nonappealable;

•       by either the Company or Purchaser if, (i) in the case of a One-Step Merger, upon a vote at a special meeting of the holders of Shares (“Company Stockholder Meeting”) (or any adjournment or postponement), the Company Stockholder Approval shall not have been obtained, or (ii) if a One-Step Merger is not being pursued, if all of the Tender Offer Conditions other than the Minimum

Tender Condition have been satisfied or waived at any scheduled expiration date of the Offer and if the Minimum Tender Condition is not satisfied within 20 business days thereafter, (the “Benchmark Date”) (except that (1) neither the Company nor Purchaser may terminate the Merger Agreement pursuant to this clause (ii) if the Company has received a proposal for a Competing Transaction or a proposal for a Competing Transaction has been publicly disclosed  until after the close of business on the date that is the later of (x) the 35th business day after such proposal has been received or publicly disclosed and (y) the 15th business day after the Benchmark Date, unless such proposal shall have been withdrawn and have ceased to be in effect for at least 20 business days, in which case, such termination can occur on the later of such 20th business day and the Benchmark Date and (2) the right to terminate the Merger Agreement pursuant to clause (ii) shall not be available to any party if that party (or, in the case of Purchaser, Purchaser Sub and Purchaser LP or, in the case of the Company, Mills LP) has breached in any material respect any of its obligations under the Merger Agreement, and the breach has caused, resulted in or substantially contributed to the failure of the Minimum Tender Condition to be satisfied);

•       by Purchaser, prior to the earlier of the Acceptance Date and the Company Stockholder Approval, if (i) there shall have been a Change in Recommendation, (ii) the Company Board shall have failed to recommend the Merger in any proxy statement required in the case of a One-Step Merger, or shall have withdrawn or modified such a recommendation in a manner adverse to Purchaser or (iii) the Company Board shall have recommended any Competing Transaction; or

•       by the Company, prior to the earlier of the Acceptance Date and the Company Stockholder Approval, if the Company Board authorizes the Company to, and the Company does, enter into any definitive written agreement providing for a transaction that constitutes a Superior Competing Transaction; provided that, for the termination to be effective, the Company shall have prior to or simultaneously with the termination duly paid to Purchaser, or as directed by Purchaser, the Break-Up Fee and certain expenses pursuant to the Merger Agreement.

Break-Up Fee.   The Merger Agreement contemplates that a break-up fee of $50,000,000 (the “Break-Up Fee”), plus out-of-pocket expenses incurred by Purchaser not to exceed $25,000,000 (the “Expenses”), will be payable by the Company to Purchaser under any of the following circumstances:

•       (A) if Purchaser terminates the Merger Agreement because of a breach of a representation, warranty or covenant by the Company or Mills LP, other than because of a material breach relating to the preparation of the Schedule 14D-9, Offer documents and proxy statement, calling of stockholders meeting or the solicitation of competing transactions, then the Company will pay to Purchaser, or as directed by Purchaser, 50% of the Break-Up Fee, plus the Expenses, on the business day immediately following the termination; and (B) if Purchaser terminates the Merger Agreement because of a material breach of a representation, warranty or covenant by the Company or Mills LP relating to the preparation of the Schedule 14D-9, Offer documents and proxy statement, calling of stockholders meeting or the solicitation of competing transactions, then the Company will pay to Purchaser, or as directed by Purchaser, the Break-Up Fee plus the Expenses on the business day immediately following the termination;

•       if Purchaser terminates the Merger Agreement because of a Change in Recommendation by the Company or because the Company has recommended a Superior Competing Transaction, then the Company will pay to Purchaser, or as directed by Purchaser, the Break-Up Fee plus the Expenses on the business day immediately following the termination;

•       if the Company terminates the Merger Agreement in order to accept a Superior Competing Transaction, then the Company will pay to Purchaser, or as directed by Purchaser, the Break-Up Fee plus the Expenses prior to or simultaneously with the termination;

•       if either the Company or Purchaser terminates the Merger Agreement because (i) the Termination Date has occurred prior to the Company Stockholder Meeting; (ii) in the case of a One-Step Merger, the Company Stockholder Approval has not been obtained; or (iii) subject to certain conditions, in the case that a One-Step Merger is not being pursued, if all of the Tender Offer Conditions other than the Minimum Tender Condition have been satisfied or waived at any scheduled expiration date of the Offer and if the Minimum Tender Condition is not satisfied within twenty business days thereafter, then the Company will on the date of the termination pay to Purchaser, or as directed by Purchaser, an amount equal to the Expenses and, in addition, if (A) after the date of the Merger Agreement and prior to the termination, a person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) or any representative of that person or group on behalf of a person or group has made or amended or modified any bona fide offer or proposal (including by way of press release) relating to a Competing Transaction, which offer or proposal has been publicly announced prior to the Company Stockholder Meeting and (B) within 18 months from the date of termination, the Company consummates a Competing Transaction with that person or any other person, then the Company will pay to Purchaser, or as directed by Purchaser, promptly after consummating the Competing Transaction, an amount equal to the Break-Up Fee; or

•       if the Merger Agreement is terminated for any other reason (other than by the Company because of a breach by Purchaser, Purchaser Sub or Purchaser LP), then the Company will pay to Purchaser, or as directed by Purchaser, the Expenses on the date of termination.

Amendment.   Subject to the provisions of applicable law, at any time prior to the Merger Effective Time, the Merger Agreement may be amended, modified or supplemented by the parties only by a written instrument executed and delivered by Purchaser and the Company, by action of their respective board of directors; provided, however, that, after the Company Stockholder Approval is obtained, no amendment, modification or supplement will be made that would require the approval of the holders of Shares or partners of Mills LP holding LP Units without obtaining that approval.

The following is a summary of the material provisions of other transaction documents. The following description of these transaction documents does not purport to be complete and is qualified in its entirety by reference to the transaction documents themselves. A copy of the Stark Option Agreement (as defined below) has been filed with the SEC as Exhibit 9 to the Schedule 13D filed by Farallon on February 20, 2007 and the Schedule 13D filed by Simon on February 21, 2007, and copies of the Short Form Merger Agreement, Farallon Lock-Up Agreement, Simon OP Unit Commitment Letter, the Credit and Guaranty Agreement, and the Simon and Farallon Joint Venture Letter Agreement (each as defined below)  have been filed with the SEC as exhibits to the Schedule TO and are incorporated herein by reference. Copies of transaction documents may be obtained in the manner set forth in Section 8 under the heading “Available Information”. You are encouraged to read the full text of the transaction documents for a complete understanding.

Stark Option

On February 4, 2007, Simon entered into the an option agreement with Stark (the “Stark Option Agreement”) pursuant to which Stark granted Simon an option (the “Stark Option”) to purchase 2,830,061 Shares at the price to be paid for Shares upon consummation of the Merger. The ability of Simon to exercise the Stark Option was conditioned upon (i) the execution of a merger agreement with the Company by an entity affiliated with Simon and (ii) the waiver by the Company of the ownership limitations set forth in its certificate of incorporation. As a result of the Company’s execution of the Merger Agreement and the waiver of the ownership limitations on February 16, 2007, Simon may be deemed to have acquired beneficial ownership of the Shares subject to the Stark Option as of February 16, 2007. The Stark Option Agreement imposes restrictions on the disposition of the Shares subject to the

Stark Option (other than pursuant to the Offer or other tender offer or merger transactions at a price in excess of the price to be paid pursuant to the Stark Option Agreement). There are no agreements or understandings with respect to the voting of the Shares subject to the Stark Option. The purpose of the Stark Option Agreement is to facilitate and increase the likelihood that the transactions contemplated by the Merger Agreement will be consummated.

Short Form Merger Option Agreement

Concurrently with the execution of the Merger Agreement, Purchaser, Purchaser Sub and the Company entered into a Short Form Merger Option Agreement (the “Merger Option Agreement”) pursuant to which the Company granted an option to Purchaser to purchase such additional Shares as are authorized for issuance but not outstanding following the completion of the Offer if, and for a number of Shares such that, the exercise of the option would result in Purchaser or Purchaser Sub (or any permitted assignee) owning at least 90% of the outstanding Shares (after giving effect to the exercise of the option) in order to facilitate prompt completion of the Merger pursuant to a “short-form” merger without action by the Company’s other stockholders or the board of directors of the Company.

Farallon Lock-Up Agreement

Concurrently with the execution of the Merger Agreement, Farallon delivered a letter agreement (the “Lock-Up Agreement”) to the Company pursuant to which it agreed not to sell any of its Shares until the earlier of the end of the Offer period or the termination of the Merger Agreement, subject to certain exceptions, and agreed to vote to approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

Simon OP Unit Commitment Letter

Concurrently with the execution of the Merger Agreement, the Simon Operating Partnership delivered a commitment letter (the “Simon OP Unit Commitment Letter”) to the Company pursuant to which Simon Operating Partnership agreed to take all necessary steps to issue its limited partnership units in connection with the Roll-Over Election.

Credit and Guaranty Agreement

On February 16, 2007, in connection with the Company’s execution of the Merger Agreement, the Company, Mills LP and certain subsidiaries of the Company entered into a Credit and Guaranty Agreement (the “Credit and Guaranty Agreement”) with Simon Operating Partnership as Administrative Agent (the “Administrative Agent”) and Collateral Agent.

The Credit and Guaranty Agreement provides a senior secured term loan in a principal amount of approximately $1,188 million (the “Term Loan”) and a revolving loan facility to Mills LP in an aggregate principal amount not to exceed approximately $365 million (the “Revolving Facility,” and together with the Term Loan the “Credit Facilities”). The proceeds of the Term Loan were used to repay amounts due under the Restated Credit and Guaranty Agreement, dated as of January 17, 2007 (the “Brookfield Credit Agreement”), between the Company, Mills LP, and Brookfield and to pay certain fees due upon the termination of the Brookfield Credit Agreement. The proceeds of the Revolving Facility will be used to provide working capital for Mills LP and its subsidiaries in accordance with an approved budget. To the extent permitted by existing contractual obligations, the Credit Facilities are or will be secured by substantially all of the assets of Mills LP, as well as all equity interests owned by the Company, Mills LP, and certain of their subsidiaries in material operating properties.

The Credit Facilities have a maturity of February 16, 2008, which date may be extended if the termination date of the Merger Agreement is similarly extended.

The Credit Facilities will bear interest at LIBOR plus 270 basis points, with the underlying LIBOR rate being reset monthly. If the Merger Agreement is terminated, other than for a breach of the Merger Agreement by Purchaser, the Credit Facilities will thereafter bear interest at LIBOR plus 575 basis points. In connection with the entry into the Credit and Guaranty Agreement, the Company and Mills LP agreed to pay a fee to the Simon Operating Partnership of approximately $23 million, 66% of which was paid upon entry into the Credit and Guaranty Agreement, and the balance of which is payable upon the earlier of (a) August 16, 2007, (b) the effective time of the Merger and (c) the date on which the Merger Agreement is terminated and all outstanding loans under the Credit and Guaranty Agreement are repaid in full.

All obligations under the Credit and Guaranty Agreement are unconditionally guaranteed by the Company, Mills LP, subsidiaries of Mills LP and each Cash Controlled Minority Holding and Controlled Minority Holding (both as defined in the Credit and Guaranty Agreement), except for limited exceptions set forth in the Credit and Guaranty Agreement.

The obligations of Mills LP and the guarantors under the Credit and Guaranty Agreement are secured by all of the real, personal and mixed property (including capital stock) in which liens are purported to be granted pursuant to the collateral documents under the Credit and Guaranty Agreement, subject to certain limited exceptions including where the consent of a third party is necessary for the granting of any such security interests. Many of these security interests will be granted on a post-closing basis, and as of the date hereof not all of these security interests have been granted.

The Credit and Guaranty Agreement requires compliance, within certain variances, with an agreed budget. The Credit and Guaranty Agreement generally contains covenants, mandatory prepayment requirements and events of default similar to those that were set forth in the Brookfield Credit Agreement. If any event of default occurs while the Merger Agreement is in effect (and prior to 60 days after the effective time of the Merger), the lenders under the Credit and Guaranty Agreement are prohibited from exercising default remedies unless the event of default in question is attributable to a bankruptcy event, or an event of default that occurs as a result of a willful and intentional breach by any credit party to the Credit and Guaranty Agreement. The applicable interest rate under the Credit and Guaranty Agreement is increased by 3% following the occurrence of any event of default. The Credit and Guaranty Agreement contains representations and warranties and affirmative and negative covenants, in each case consistent with documentation for transactions of this type.

Mills LP is permitted to make voluntary prepayments with respect to the Credit and Guaranty Agreement at any time, without premium or penalty.

Simon and Farallon Joint Venture Letter Agreement

On February 4, 2007, Simon Operating Partnership and the Farallon Funds entered into a letter agreement (the “Joint Venture Letter Agreement”) pursuant to which Simon Operating Partnership and the Farallon Funds agreed to submit an acquisition proposal to the Company, to provide the equity and debt financing for the acquisition contemplated by the proposal, to form a joint venture entity to effect the acquisition, to make all decisions jointly with respect to the proposal to acquire Mills, the Merger Agreement and certain other matters. The acquisition proposal contemplated by the Joint Venture Letter Agreement was submitted to the Company on February 4, 2007 and, as amended, ultimately resulted in the Merger Agreement.

12.          PURPOSE OF THE OFFER; PLANS FOR THE COMPANY.

General.   The purpose of the Offer and the Merger is for Simon and Farallon, through Purchaser, to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger, Purchaser will acquire all of the Shares not purchased pursuant to the Offer or otherwise. Stockholders of the Company who sell all of their Shares in the Offer will cease to have any equity interest in the Company or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in the Company. On the other hand, after selling their Shares in the Offer or having their Shares converted into the right to receive cash in the subsequent Merger, stockholders of the Company will not bear the risk of any decrease in the value of the Company. If Purchaser purchases a majority of the Shares pursuant to the Offer, Purchaser will be entitled under the Merger Agreement to obtain pro rata representation on, and control of, the Company Board, subject to the requirement that at least two existing and “disinterested directors” remain on the Company Board. See “The Merger Agreement—Directors” above.

If Purchaser does not acquire sufficient Shares to complete a short-form merger, holders of Shares will need to approve the Merger Agreement at a stockholders meeting. The timing of this stockholders meeting and, therefore, consummation of the Merger will depend upon whether a proxy or information statement complying with the requirements of the Exchange Act is required. Absent a waiver from the SEC, clearance of any information or proxy statement will likely be delayed until the Company has filed with the SEC its Annual Reports on Form 10-K for the years 2005 and 2006 and quarterly reports on Form 10-Q for any applicable quarters in 2007. In light of the delays in the Company’s filing of financial statements resulting from its restatements, the clearance of proxy or information statements could be substantially delayed. The Purchaser intends to explore means of expediting the holding of the Company stockholders meeting, including seeking a waiver from the SEC or terminating the registration of the Shares under the Exchange Act. However, there is no assurance that the consummation of the Merger will not be substantially delayed at least until the end of the third quarter or the fourth quarter of 2007 and, perhaps, later.

From and after the date of the Merger Agreement and prior to the Acceptance Date, Purchaser and the Company have agreed to negotiate in good faith and to the extent permitted by the terms of any contracts or other arrangements to which the Company is a party, enter into a management agreement to be effective upon the Acceptance Date pursuant to which an affiliate of Simon Operating Partnership will manage the properties of the Company and its controlled affiliates on customary terms. The management agreement would provide, among other things, for a phase-in of management fees up to a level of 4% of all minimum and percentage rents upon full transition of management services, which would be expected to occur by July 1, 2007.

Following completion of the Offer, Purchaser or any of its affiliates reserves the right to acquire additional Shares through privately negotiated transactions, open market purchases or otherwise. The prices paid for Shares in these transactions may be more or less than the price per Share paid in the Offer or to be paid in connection with the Merger and the form of consideration paid may differ from the all cash consideration to be paid in the Offer or in connection with the Merger.

Following completion of the Merger, Simon and Farallon will cause the liquidation of Mills. It is currently expected that the series of preferred stock issued by the Company will either (i) become entitled to the payments prescribed by their certificates of designation upon a liquidation or (ii) become preferred securities of a holding company owning Mills (which holding company would become the direct owner of Mills assets upon a liquidation of Mills) having the same terms as the existing preferred stock. The consequences of these transactions on Mills preferred stock depend upon various structural and other considerations which have not yet been finalized. Certain series of preferred stock issued by the Company or related parties also will have certain rights to require their repurchase by the Company following completion of the Offer or the Merger or the passing of certain deadlines.

Following the Roll-Over, Simon and Farallon anticipate that Simon Operating Partnership will acquire two projects currently owned by Mills LP, the “Southdale Center” and the equity rights in the “Houston Development I, Limited Partnership” at a price to be agreed with Farallon and to be paid in LP Units received by Simon Operating Partnership in the Roll-Over and, to the extent necessary, cash.

Simon and Farallon have also identified certain Mills properties that either party will be able to cause the Company to dispose of at specified periods following the Merger, although no decision has been made as to whether any such property will be in fact sold.

Except as otherwise provided in this Offer, Purchaser will continue to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel during the pendency of the Offer. After the consummation of the Offer and the Merger, Purchaser will take those actions as it deems appropriate in light of the circumstances which then exist. As a result of this review, the plans described may be subject to change.

13.          SOURCE AND AMOUNT OF FUNDS.

The following summary of certain financing arrangements in connection with the Offer and the Merger is qualified in its entirety by reference to each of the commitment letters described below, copies of which are filed as an exhibit to the Schedule TO and are incorporated by reference. You are urged to read the commitment letters in their entirety for a more complete description of the provisions summarized below.

Approximately $1.64 billion will be required to acquire all outstanding Shares and LP Units for $25.25 in cash per Share or LP Unit pursuant to the transactions contemplated by the Merger Agreement. These amounts and any other funds necessary to consummate the transactions contemplated by the Merger Agreement would be obtained from (i) $650 million of equity financing to be provided by Farallon, (ii) $650 million of equity financing to be provided by Simon Operating Partnership and (iii) debt financing from, or caused to be provided by, Simon Operating Partnership with respect to any remaining amounts necessary to consummate the transactions.

Simon Operating Partnership will obtain any funds necessary to be provided by it from working capital or from borrowings under its existing credit agreement (which have been filed as an Exhibit to its Current Report on Form 8-K filed on December 20, 2005).

Farallon will obtain any funds required to be provided by it pursuant to capital provided under existing commitments to Farallon from its partners.

Equity Commitments.   We have received an equity commitment letter from each of Simon and Farallon (each, an “Equity Commitment Letter” and collectively, the “Equity Commitment Letters”), pursuant to which each of Simon and Farallon has committed, subject to the terms and conditions set forth in each Equity Commitment Letter, immediately prior to the earlier of (i) the close of business on the Acceptance Date and (ii) the close of business on the date on which the Merger Effective Time occurs under the Merger Agreement, to purchase, or cause the purchase of, limited liability company interests of Purchaser for a cash purchase price equal to $650 million less an amount equal to (A) in connection to the Simon Equity Commitment, (x) the number of LP Units with respect to which a valid Roll-Over Election has been made and that have been exchanged for Simon OP Units, multiplied by (y) the Merger Consideration (but only with respect to LP Units that are acquired in the acquisition transactions by Purchaser, the Company or Mills LP or cancelled in the acquisition transactions) (it also is expected that an appropriate means will be implemented to credit Simon for LP Units which are exchanged for Simon OP Units following completion of the Offer in connection with the Roll-Over Election), and  (B) in connection to the Farallon Equity Commitment Letter, the value (determined by reference to the Offer Price) of any Shares that are directly or indirectly either contributed, or caused to be contributed by Farallon to Purchaser or Purchaser Sub on the Acceptance Date or that are owned by Farallon at the close of business on the Acceptance Date and are, pursuant to the Merger Agreement, to be cancelled at the effective time of the Merger, (together with, in the case of Simon, an amount equal to the Shortfall (as defined below), the “Commitment”), solely for the purpose of allowing Purchaser and/or Purchaser Sub to fund a portion of the aggregate amount payable with respect to the Shares and the LP Units in the acquisition transactions.

If the amount of the Commitment, is less than the aggregate amount payable by us or the Company under Articles I and II of the Merger Agreement in respect of all of Shares, the common units of limited partnership interest of Mills LP and the preferred shares of the Company, including any amount payable to the holders of the preferred shares upon the liquidation of the Surviving Company (the difference, the “Shortfall”), then Simon will loan, or cause the loan of, additional funds to Purchaser in an amount equal to the Shortfall, and Simon will not, under any circumstance, be obligated to contribute or lend, as applicable, more than its applicable Commitment to Purchaser. However, Simon Operating Partnership may be required to provide debt financing with respect to any remaining amounts necessary to consummate the transactions.

Each of Simon and Farallon may assign or delegate its rights, interests or obligations under the respective Equity Commitment Letters to one or more affiliates that agree to assume Simon’s or Farallon’s respective rights, interests or obligations thereunder; provided, that Simon or Farallon, as the case may be, will remain obligated to perform its obligations under its Equity Commitment Letter to the extent not performed by the affiliate. Except for as stated in the preceding sentence, neither Simon, Farallon nor Purchaser may assign or delegate its rights, interests or obligations under the respective Equity Commitment Letters (except by operation of law) without the prior written consent of the other party thereto and of Mills. Mills and Mills LP are third-party beneficiaries of Purchaser’s rights under each of the Equity Commitment Letters and may enforce the terms of the Equity Commitment Letters, including by requiring specific performance of Simon’s and Farallon’s performance under the Equity Commitment Letters at any time that Purchaser will be obligated to make any payment with respect to the Shares or the LP Units pursuant to the terms of the Merger Agreement.

Each of Simon’s and Farallon’s commitment is conditioned upon (i) the execution and delivery of the Merger Agreement by the Company and (ii) either (A) the satisfaction or waiver of the Tender Offer Conditions as of any date on which (x) the Offer is scheduled to expire and (y) Purchaser is obligated under the Merger Agreement to consummate the Offer or (B) in the case of a One-Step Merger, the satisfaction or waiver of the conditions to the obligations to effect the mergers contemplated by the Merger Agreement, and the conditions to the obligations of Purchaser, Purchaser Sub and Purchaser LP, as identified in Sections 6.1 and 6.2 of the Merger Agreement, respectively, as of any date on which Purchaser is obligated under the terms of the Merger Agreement to consummate the Merger.

Credit and Guaranty Agreement.   In connection with the execution of the Merger Agreement by the Company on February 16, 2007, Simon Operating Partnership loaned approximately $1.188 billion to Mills LP under the Credit and Guaranty Agreement. All amounts loaned (or to be loaned) to Mills LP pursuant to the Credit and Guaranty Agreement have been (or will be) obtained from working capital or borrowings under Simon Operating Partnership’s existing credit agreement. Under the terms of the Credit and Guaranty Agreement, Simon Operating Partnership may syndicate all or a portion of its loans under the Credit and Guaranty Agreement and this syndication would reduce the amount of funds loaned (or to be loaned) by Simon Operating Partnership under the Credit and Guaranty Agreement. See Section 11 for a description of this agreement.

THE OFFER IS NOT CONDITIONED ON THE PURCHASER OBTAINING FINANCING.

14.          DIVIDENDS AND DISTRIBUTIONS.

During the period from the date of the Merger Agreement to the earlier of the termination of the Merger Agreement or the Merger Effective Time, except (A) as otherwise expressly provided by the Merger Agreement, (B) as otherwise required by applicable law, (C) as otherwise set forth in the schedules to the Merger Agreement or (D) as consented to by Purchaser, the Company and Mills LP will not, and will cause each of the other subsidiaries of the Company to not, directly or indirectly declare, set aside for payment or pay any dividends on, or make any other actual, constructive or deemed distributions (whether in cash, shares, property or otherwise) in respect of, any of the Shares of any class or series of its capital stock or the partnership interests, shares, stock or other equity interests in Mills LP or any other subsidiary of the Company, other than (i) regular, cash distributions pursuant to the terms of the preferred shares of the Company; (ii) applicable distributions required to be paid to holders of LP Units, if any; or (iii) dividends or distributions, declared, set aside or paid by any wholly owned subsidiary of the Company to the Company or any subsidiary of the Company that is, directly or indirectly, wholly owned by the Company and provided that the Company may make dividend payments to the extent required to maintain REIT status or to eliminate any U.S. federal income or excise tax liability.

15.          CERTAIN CONDITIONS TO THE OFFER.

Notwithstanding any other provisions of the Offer or the Merger Agreement, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, pay for any tendered Shares if (i) there has not been validly tendered and not withdrawn prior to the expiration of the Offer, as it may be extended in accordance with the terms of the Merger Agreement, that number of Shares which, when added to any Shares already owned by Farallon, Simon or Purchaser or any of its controlled subsidiaries (but excluding any Shares subject to the Merger Option Agreement or the Stark Option Agreement, except those Shares purchased by Simon pursuant to the Stark Option Agreement), represents at least a majority of the total number of outstanding Shares on a fully diluted basis (which assumes the conversion or exercise of all derivative securities or other rights to acquire Shares regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof, other than Shares underlying the Merger Option Agreement, which will not be treated as outstanding) at the time of the expiration of the Offer (the “Minimum Tender Condition”); (ii) any waiting period (and any extension) applicable to the consummation of the Offer under the HSR Act has not been expired or been terminated; or (iii) at any time on or after the date of the Merger Agreement and prior to the time of acceptance for payment for any Shares, any of the following events occur and are continuing:

•       An injunction or other order issued by any court of competent jurisdiction preventing the consummation of the Offer, the Merger or the Partnership Merger is in effect or a statute, rule, regulation, order or decree of a governmental entity has been enacted and remains in effect that prohibits or makes illegal consummation of the Offer, the Merger or the Partnership Merger.

•       Any of the representations and warranties of the Company and Mills LP set forth in the Merger Agreement are not true and correct as of the closing of the Offer (without giving effect to any “materiality” or Company Material Adverse Effect qualifier), as if those representations and warranties were made at the time of the determination (except to the extent those representations and warranties relate to an earlier date, in which case only as of that earlier date), except where the failure of the representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to constitute a Company Material Adverse Effect. A Company Material Adverse Effect is any change, event, development or effect that has a material adverse effect on the business, assets, continuing results of operations or financial condition of the Company and its subsidiaries, taken as a whole. However, no change or effect resulting from any of the following will be taken into account in determining whether there is or has been, a Company Material Adverse Effect:  (i) changes in conditions affecting the real estate industry generally, the United States of America or the global economy; (ii) general political, economic or business conditions or changes therein (including the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or acts of terrorism or earthquakes, hurricanes, other natural disasters or acts of God); (iii) general financial or capital market conditions, or changes; (iv) any changes in applicable law, rules, regulations, or U.S. generally accepted accounting principles or other accounting standards, or authoritative interpretations, after the date of the Merger Agreement; (v) the announcement or performance of the Merger Agreement or the consummation of the transactions contemplated thereby, including any decline in the share price of Shares, any litigation, or any impact on relationships, contractual or otherwise, with tenants, suppliers, lenders, investors, joint venture partners or employees; (vi) any action or omission required pursuant to the terms of the Merger Agreement, or pursuant to the express written request of Purchaser, or any action otherwise taken by any Purchaser, Purchaser Sub or Purchaser LP; (vii) a decrease in the market price of the Shares (however, this exception will not affect a determination that any change or effect underlying a decrease in market price has resulted in, or contributed to, a Company Material Adverse Effect); (viii) any matter set forth in the Company’s disclosure letter to the Merger Agreement, including the Restatement and Related Matters; or (ix) the payment of amounts required by Section 7.2 of the Brookfield Merger Agreement or in connection with the Brookfield Credit Agreement. However, a change or effect described in clauses (i), (ii), (iii) and (iv) will be taken into account to the extent that it affects the Company and its subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the real estate industry.

•       Each of the Company and Mills LP has not performed in all material respects any obligations, covenants and agreements required to be performed by it under the Merger Agreement.

•       The Company has not received a tax opinion of Hogan & Hartson LLP, tax counsel to the Company (or other nationally recognized tax counsel to the Company reasonably satisfactory to Purchaser), dated as of the Acceptance Date, opining that the Company has been organized and has operated in conformity with the requirements for qualification as a REIT under the Code for all taxable periods commencing with the Company’s taxable year ending December 31, 1994 through and including the taxable year ending December 31, 2006 and that the Company’s method of operation during the portion of calendar year 2007 prior to acquisition of the Shares on the Acceptance Date would permit the Company to qualify as a REIT for the taxable year beginning January 1, 2007 (assuming that the Company’s taxable year ended immediately prior to the acquisition of the Shares on the Acceptance Date and assuming the Company satisfied the applicable distribution requirements under the Code and determined without taking into account, or giving effect to, the transactions contemplated by Sections 1.12(b), 1.13 and 5.13 of the Merger Agreement). This opinion will be based, in part, on customary assumptions and customary factual representations and covenants of the Company and its subsidiaries, including the representations included as an attachment to the form of opinion, and, to the extent necessary, on prior opinions of the Company’s tax counsel.

•       Since the execution of the Merger Agreement, there has occurred any change, event, effect, or development which, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect.

•       The Company and Purchaser have agreed either that the Offer or the Merger Agreement be terminated, or the Merger Agreement has been terminated in accordance with its terms.

•       The Quarterly Report of the Company on Form 10-Q for the period ended September 30, 2006 has been filed by the Company with the SEC prior to the Acceptance Date (assuming this condition were not applicable to the Offer) and: (i) the Company has not delivered to Purchaser true and correct updated (but still showing only amounts as of September 30, 2006) copies of each of the September 30 Contractual Commitments Schedule, the September 30 Working Capital Schedule and the September 30 Unconsolidated Debt Schedule (each as defined in the Merger Agreement), each certified as of the filing date by the Company’s Chief Executive Officer and Chief Financial

Officer, or (ii) if the updated schedules have been delivered, the aggregate changes in the updated schedules will constitute a Company Material Adverse Effect.

•       The Company, Mills LP and the Company’s other subsidiaries have not obtained all consents, orders, approvals and exemptions of governmental entities required in connection with the Merger, the Partnership Merger or the Offer, unless the failure to receive any consents, orders, approvals and exemptions would not reasonably be expected to result in a material adverse effect on the business, assets, continuing results of operations or financial condition of the Company and its subsidiaries, taken as a whole (a “Substantial Detriment”), and all consents, orders, approvals and exemptions that have been obtained will be on terms that, individually or in the aggregate, would not reasonably be expected to result in a Substantial Detriment or would impose material limitations on the ability of Purchaser or any of its subsidiaries to exercise full rights of ownership of the Shares purchased pursuant to the Offer, including the right to vote the shares purchased by it on all matters properly presented to the stockholders of the Company.

•       There is pending any suit, action or proceeding by any governmental entity challenging the acquisition by any of Purchaser, Purchaser Sub or Purchaser LP of the Company, Mills LP or any other subsidiaries of the Company or of any Shares, seeking to prohibit the consummation of the Offer, the Merger or the Partnership Merger, or seeking any order that would result in, or would reasonably be expected to result in, a Substantial Detriment or would impose material limitations on the ability of Purchaser or any of its subsidiaries to exercise full rights of ownership of the Shares purchased pursuant to the Offer, including the right to vote the shares purchased by it on all matters properly presented to the stockholders of the Company.

The foregoing conditions are for the benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any conditions (other than any circumstances caused by or substantially contributed to by any breach by any of Purchaser, Purchaser Sub of Purchaser LP of any of their representations, warranties, covenants agreements or obligations under the Merger Agreement or any breach of the financing commitments under the Merger Agreement) and may be waived by Purchaser in whole or in part at any time, in each case, subject to the terms of the Merger Agreement. The failure by Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any right and waiving this right with respect to any particular facts or circumstances will not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time, in each case prior to the acceptance for payment of, and payment for, tendered Shares.

16.          CERTAIN LEGAL MATTERS; REQUIRED REGULATORY APPROVALS.

General.   Except as otherwise set forth in this Offer to Purchase, Purchaser is not aware of any licenses or other regulatory permits which appear to be material to the business of the Company and which might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser pursuant to the Offer. In addition, except as set forth below, Purchaser is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Purchaser’s acquisition or ownership of the Shares.

Antitrust Compliance.   The acquisition of Shares and the Merger are exempt from the pre-merger notification and reporting obligations under the HSR Act , though the Offer and Merger are subject to substantive federal and state antitrust laws. Based upon information available from the Company, we do not believe the Offer or the Merger would be anti-competitive or otherwise contrary to substantive antitrust laws.

However, the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s acquisition of the Shares and the Merger. At any time before or after Purchaser’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Mills or its subsidiaries. Private parties, including state Attorneys General, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if a challenge is made, of the result.

State Takeover Laws.   A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in these states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

Section 203 of the DGCL (the “Takeover Statute”) prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time the person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder.

The Company has “opted out” of the Takeover Statute with the effect that the Takeover Statute is inapplicable to the acquisition of beneficial ownership of Shares by Purchaser and its direct and indirect owners and any of their respective affiliates in connection with the formation of Purchaser and the consummation of the Offer, the Mergers or any other transaction contemplated by the Merger Agreement, any option granted to Purchaser or its affiliates by the Company or any other person or the exercise thereof, or any other acquisition of shares following consummation of the Offer. No other “control share acquisition”, “fair price”, “moratorium” or other anti-takeover laws apply to the acquisition of beneficial ownership of Shares by Purchaser and its direct and indirect owners and their respective affiliates in connection with the formation of Purchaser and the consummation of the Offer, the Mergers or any other transaction contemplated by the Merger Agreement, any option granted to Purchaser or its affiliates by the Company or the exercise thereof, or any other acquisition of shares following consummation of the Offer.

Appraisal Rights.   The holders of the Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of the Shares (that did not tender their Shares in the Offer) at the Effective Time will have certain rights pursuant to the provisions of Section 262 of the DGCL (the “Appraisal Provisions”) to dissent and demand appraisal of their Shares. Under the Appraisal Provisions, dissenting stockholders who comply with the applicable statutory procedures will be entitled to demand payment of fair value for their Shares. If a stockholder and the surviving corporation in the Merger do not agree on such fair value, the stockholder will have the right to a judicial determination of fair value of such stockholder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with any interest as determined by the court. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

The foregoing summary of the Appraisal Provisions does not purport to be complete and is qualified in its entirety by reference to the Appraisal Provisions. Failure to follow the steps required by the Appraisal Provisions for perfecting appraisal rights may result in the loss of such rights.

Mills Charter Transfer and Ownership Restrictions.   As a means of protecting Mills’ qualification as a REIT under the Code, the Mills certificate of incorporation provides that no person may acquire additional shares if, as a result, any five beneficial owners of Mills’ capital stock would own more than 49.9% in value of Mills’ outstanding capital stock. As a result, no person or persons acting as a group may own, or be deemed to own by virtue of the attribution rules of the Code, subject to limited exceptions, more than a specified percentage in value of outstanding capital stock. The Company Board has set this ownership limit at 9.225%.

Under the certificate of incorporation, the Company Board, in its sole and absolute discretion, may grant an exemption from the ownership limit to a person if the person is not an individual, taking into account Section 856(h)(3)(A) of the Code, the Company Board of directors receives from the person all representations and warranties that the Company Board may require in its sole discretion, and the person agrees that any violation or attempted violation of the representations and warranties will result in the person being subject to the “excess stock” provisions, which are described below.

If any intended transfer of shares of Mills capital stock or any other event would otherwise result in any person violating the ownership limit or the other restrictions in the Mills certificate of incorporation, then the intended transfer will be void and of no force or effect as to the intended transferee for that number of shares that exceeds the ownership limit. The excess shares will be exchanged automatically for shares of “excess stock” that are non-voting and may not participate in distributions. In the case of any event, other than a transfer, that would cause a person to hold record title to any shares in excess of the ownership limit, the person will cease to own any right of interest in the shares that exceed the ownership limit. The excess shares held by that person will be exchanged automatically for shares of excess stock, effective as of the close of the business day immediately before the event causing the excess shares.

Pursuant to the Mills certificate of incorporation, the excess stock will be transferred to Mills as trustee of a trust for the exclusive benefit of the transferee or transferees to whom the shares ultimately are transferred. Those transferees also will be subject to the ownership limit. While held in trust, the excess stock will not be entitled to vote, will not be considered for purposes of any stockholder vote or the determination of a quorum for the stockholder vote, and will not be entitled to participate in any distributions made by Mills other than liquidating distributions. The original holder may designate, at any time the excess stock is held by Mills in trust, a beneficiary of the original holder’s interest in the trust, provided that:

•       the original holder may not receive a price for the excess stock that exceeds the price paid by the original holder, and

•       the designated beneficiary’s ownership of the capital stock represented by the excess stock will not exceed the ownership limit.

Immediately after the original holder designates a beneficiary or beneficiaries, shares of excess stock will be exchanged automatically for shares of capital stock out of the class or series from which the excess stock originally converted. In addition, Mills would have the right, for a period of 90 days during the time the excess stock is held by Mills in trust, to purchase from the original holder all or any portion of the excess stock. The purchase price payable would be the lower of (a) the price paid by the original holder and (b) the average closing market price for Mills capital stock on the date Mills makes the purchase, or, if the capital stock being purchased is not being traded, the average of the last reported sales price of our capital stock on the ten days immediately preceding the date of Mills’ purchase. This 90-day period begins on the date of the violative transfer if the original holder notifies Mills in writing of the transfer, or the date the Company Board determines that a violative transfer has occurred if no notice is provided.

In addition to imposing an ownership limit, Mills’ certificate of incorporation further prohibits:

•       any person from acquiring shares of Mills capital stock if, as a result of the acquisition, Mills would be “closely held” within the meaning of Section 856(h) of the Code,

•       any person from transferring shares of Mills’ capital stock if the transfer would result in shares of Mills capital stock being owned by fewer than 100 persons, and

•       any person from acquiring shares of our capital stock if such acquisition should cause Mills to fail to qualify as a “domestically-controlled REIT.”

Any person who acquires or attempts or intends to acquire actual or constructive ownership of shares of Mills capital stock that will or may violate any of the foregoing restrictions on transferability and ownership is required to notify Mills immediately and to provide Mills with information that Mills may request to determine the effect of the transfer on Mills’ status as a REIT.

In connection with its approval of the Merger Agreement, the Company Board granted Purchaser and its affiliates an exemption from the ownership and transfer restrictions in the Company’s certificate of incorporation. Accordingly, the acquisition of Shares pursuant to the Offer will not result in any violation of these ownership and transfer restrictions and Purchaser and its affiliates will not be subject to the provisions applicable to “excess stock”.

17.          CERTAIN FEES AND EXPENSES.

Innisfree M&A Incorporated has been retained by Purchaser as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners. Customary compensation will be paid for all of these services in addition to reimbursement of reasonable out-of-pocket expenses. Purchaser has agreed to indemnify the Information Agent against certain liabilities and expenses, including liabilities under the federal securities laws.

Computershare Trust Company, N.A. has been retained by Purchaser as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services in connection with the Offer, will be reimbursed for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith.

Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than the Depository and the Information Agent) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

18.          MISCELLANEOUS.

The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to all holders of the Shares (excluding Shares beneficially owned by Simon, Farallon, Purchaser and their respective affiliates). This Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of this Offer or the acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction. Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto,

Purchaser will make a good faith effort to comply with the state statute. If, after a good faith effort Purchaser cannot comply with any the state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in the state. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of the jurisdiction.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, THE INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations promulgated under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the same places and in the same manner as set forth in Section 8.

SOLICITATION OF PROXIES

THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF THE COMPANY’S STOCKHOLDERS. ANY SOLICITATION WHICH THE PURCHASER OR ANY OF ITS AFFILIATES MIGHT SEEK WOULD BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE EXCHANGE ACT.

SPG-FCM VENTURES, LLC

March 1, 2007

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND DIRECTORS, OFFICERS AND
GENERAL PARTNERS OF CERTAIN AFFILIATES

The name and present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Purchaser and directors and officers, or, as applicable, general partner or managing members, of certain affiliates of Purchaser are set forth below. Unless otherwise indicated, the business address of each director and executive officer of Simon is 225 W. Washington Street, Indianapolis, IN 46204. Unless otherwise indicated, the business address of each Farallon entity listed below is One Maritime Plaza, Suite 2100, San Francisco, CA 94111. None of the persons listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated, all persons listed below are citizens of the United States.

1.                 SPG-FCM Ventures, LLC

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years	Business Address
Richard B. Fried	President of Purchaser, Managing Member of Farallon Capital. Mr. Fried joined Farallon in 1995 and has been principally employed by Farallon during the past five years.	One Maritime Plaza, Suite 2100 San Francisco, CA 94111
David Simon

Vice-President of Purchaser, Chief Executive Officer of Simon or its predecessor since 1995 and a director of Simon or its predecessor since incorporation. President of Simon’s predecessor from its incorporation until 1996. Executive Vice President of Melvin Simon & Associates, Inc. (“MSA”) from 1990 to 1993. From 1988 to 1990, Mr. Simon was Vice President of Wasserstein Perella & Company. The son of Melvin Simon and the nephew of Herbert Simon. Member of Simon’s Executive Committee.

225 W. Washington Street Indianapolis, IN 46204
Mark C. Wehrly	Treasurer of Purchaser, Managing Member of Farallon Capital. Mr. Wehrly joined Farallon in 1996 and has been principally employed by Farallon during the past five years.	One Maritime Plaza, Suite 2100 San Francisco, CA 94111
Stephen E. Sterrett

Secretary of Purchaser, Executive Vice President and Chief Financial Officer of Simon. Mr. Sterrett joined MSA in 1988 and held various positions with MSA until 1993 when he became Simon’s Senior Vice President and Treasurer. He was named Chief Financial Officer in 2000.

225 W. Washington Street Indianapolis, IN 46204

2.                 Simon Property Group, Inc.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years	Business Address
Melvin Simon

Co-Chairman of the Board of Simon or its predecessor since 1995. Chairman of the Board of the Simon’s predecessor from its incorporation until 1995. Co-Chairman of the Board of MSA, a company Mr. Simon founded in 1960 with his brother, Herbert Simon. Member of Simon’s Executive Committee.

Herbert Simon

Co-Chairman of the Board of Simon or its predecessor since 1995. Mr. Simon was Chief Executive Officer and a director of Simon from 1993 to 1995. Mr. Simon serves on the Board of Governors for the National Basketball Association and as Co-Chairman of the Board of MSA. Member of Simon’s Executive Committee.

David Simon

Vice-President of Purchaser, Chief Executive Officer of Simon or its predecessor since 1995 and a director of Simon or its predecessor since incorporation. President of Simon’s predecessor from its incorporation until 1996. Executive Vice President of MSA from 1990 to 1993. From 1988 to 1990, Mr. Simon was Vice President of Wasserstein Perella & Company. The son of Melvin Simon and the nephew of Herbert Simon. Member of Simon’s Executive Committee.

Richard S. Sokolov

President and Chief Operating Officer and a director of Simon or its predecessor since 1996. President and Chief Executive Officer of DeBartolo Realty Corporation from its incorporation until it merged with Simon’s predecessor in 1996. Mr. Sokolov joined its predecessor, The Edward J. DeBartolo Corporation, in 1982 as Vice President and General Counsel and was named Senior Vice President, Development and General Counsel in 1986. Member of Simon’s Executive Committee.

Birch Bayh

Partner of Venable LLP (or its predecessor) since 2001. Mr. Bayh was a partner in the law firm of Oppenheimer Wolff & Donnelly LLP from 1998 to 2001 and served as a United States Senator from Indiana from 1963 to 1981. A director of Simon or its predecessor since 1993. Member of Simon’s Governance and Nominating Committees.

575 7th Street, NW Washington, DC 20004
Melvyn E. Bergstein

Chairman of DiamondCluster International, Inc. or its predecessor, Diamond Technology Partners (“Diamond”), since 1994 and Chief Executive Officer from 1994 to March 31, 2006. Prior to co-founding Diamond, Mr. Bergstein served in several capacities throughout a 22-year career with Arthur Andersen LLP’s consulting division. Director of Simon since 2001. Member of Simon’s Compensation and Nominating Committees.

John Hancock Center 875 N. Michigan Avenue Chicago, IL 60611
Linda Walker Bynoe

President and Chief Executive Officer of Telemat Ltd., a management consulting firm, since 1995 and prior to that Chief Operating Officer since 1989. Ms. Bynoe served as Vice President-Capital Markets for Morgan Stanley from 1985 to 1989, joining the firm in 1978. Ms. Bynoe serves as a director of Dynegy Inc., Fidelity Life Association, Prudential Retail Mutual Funds and Anixter International, Inc. Director of Simon since 2003. Member of Simon’s Compensation and Governance Committees.

One Magnificent Mile 980 N. Michigan Avenue Chicago, IL 60611

Karen N. Horn, Ph.D.

Retired President, Global Private Client Services and Managing Director, Marsh, Inc., a subsidiary of MMC, having served in these positions from 1999 to 2003. Prior to joining Marsh, she was Senior Managing Director and Head of International Private Banking at Bankers Trust Company; Chairman and Chief Executive Officer, Bank One, Cleveland, N.A.; President of the Federal Reserve Bank of Cleveland; Treasurer of Bell of Pennsylvania; and Vice President of First National Bank of Boston. Ms. Horn serves as a director of Eli Lilly and Company and T. Rowe Price Mutual Funds. She is also a director of the U.S. Russia Investment Fund, a presidential appointment, a senior managing director of Brock Capital and a member of the Executive Committee of the National Bureau of Economic Research. Director of Simon since 2004. Member of Simon’s Compensation and Governance Committees.

622 Third Avenue New York, NY 10017
Reuben S. Leibowitz

Managing Director of JEN Partners and Advisor to Warburg Pincus, both private equity firms, since 2005. Mr. Leibowitz was Managing Director of Warburg Pincus from 1984 to 2005. He was a director of Chelsea Property Group, Inc. from 1993 until it was acquired by Simon in 2004. Director of Simon since 2005. Member of Simon’s Audit and Compensation Committees.

551 Madison Avenue, Suite 300 New York, NY 10022
Fredrick W. Petri

President and an officer of Housing Capital Company since its formation in 1994. Prior to that, an Executive Vice President of Wells Fargo Bank, where for over 20 years he held various real estate positions. A director of Simon or its predecessor since 1996. Member of Simon’s Audit and Compensation Committees.

1825 S. Gerant Street, Suite 630 San Mateo, CA 94402

J. Albert Smith, Jr.

President of Chase Bank in Central Indiana and Managing Director of JPMorgan Private Bank since November 2005. Mr. Smith was President of Bank One Central Indiana from 2001 to 2005; Managing Director of Bank One Corporation from 1998 to 2001; President of Bank One, Indiana, NA from 1994 to 1998; and President of Banc One Mortgage Corporation from 1974 to 1994. A director of Simon or its predecessor since 1993. Lead Independent Director and member of Simon’s Audit, Governance and Nominating Committees.

1 East Ohio Street, IN1-0175 Indianapolis, IN 46204
Pieter S. van den Berg

Retired. Advisor to the Board of Managing Directors of PGGM, the pension fund of the healthcare and social work sector in the Netherlands, from 1999 to January 31, 2006. Mr. van den Berg was Director of Controlling of PGGM from 1991 to 1999. Director since 1998. Member of Simon’s Audit Committee.

M. Denise DeBartolo
York

Chairman of The DeBartolo Corporation, owner of the San Francisco 49ers. Ms. York was Chairman of The Edward J. DeBartolo Corporation from 1994 to 2001, also serving in other executive capacities. A director of Simon or its predecessor since 1996. Member of Simon’s Nominating Committee.

9337 Ravenna Road Twinsburg, Ohio 44087
David Bloom

Chairman of the Board of Chelsea Property Group, Inc. (“Chelsea”), a subsidiary of the Simon since 2004 and Simon’s Advisory Director. Mr. Bloom also served as Chief Executive Officer of Chelsea from 1993 to January 1, 2006, was founder and principal of The Chelsea Group, a predecessor of Chelsea, and President of The Chelsea Group from 1985 until the formation of Chelsea.

Hans C. Mautner	Advisory Director of Simon, President of International Division of Simon, Chairman of Simon Global Limited.

Stephen E. Sterrett

Secretary of Purchaser, Executive Vice President and Chief Financial Officer of Simon. Mr. Sterrett joined MSA in 1988 and held various positions with MSA until 1993 when he became Simon’s Senior Vice President and Treasurer. He was named Chief Financial Officer in 2000.

John Rulli	Executive Vice President and Chief Operating Officer—Operating Properties
Gary Lewis	President, Leasing Division and Senior Executive Vice President
J. Scott Mumphrey	Executive Vice President—Property Management, President—Simon Business Network
Andrew Juster	Senior Vice President and Treasurer
James M. Barkley	General Counsel and Secretary. Mr. Barkley joined MSA in 1978 as a staff attorney and was named Assistant General Counsel in 1984. He was named General Counsel in 1992 and Secretary in 1993.
John Dahl	Senior Vice President and Chief Accounting Officer

3.                 Simon Property Group, L.P.

Simon Property Group, L.P. is a Delaware limited partnership and Simon Property Group, Inc. is its sole general partner. Simon Property Group, L.P. does not have any directors or executive officers.

4.                 Farallon Partners, L.L.C.

Farallon Partners, L.L.C. (the “Farallon General Partner”) is a Delaware limited liability company. The principal business of the Farallon General Partner is serving as the general partner to investment partnerships. The Farallon General Partner is the general partner of each of Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P. and Tinicum Partners, L.P. (collectively, the “Farallon Funds”). The principal business of each of the Farallon Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account.

The following individuals (the “Farallon Managing Members” and, together with the Farallon General Partner and the Farallon Funds, the “Farallon Persons”) are managing members of the Farallon General Partner: Thomas F. Steyer, Senior Managing Member; Chun R. Ding, William F. Duhamel, Alice F. Evarts, Richard B. Fried, Monica R. Landry, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Rajiv A. Patel, Derek C. Schrier, Gregory S. Swart and Mark C. Wehrly, Managing Members. Each Farallon Managing Member is a citizen of the United States, other than Mr. Swart, who is a citizen of New Zealand. The business address of each Farallon Managing Member is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, CA 94111. The principal occupation of each Farallon Managing Member is, and (other than Mr. Swart who, prior to June

2002 was a Director and Resident Manager with Goldman Sachs & Co.) has for the past five years been, serving as an employee or as a member of the Farallon General Partner.

5.                 Farallon Capital Partners, L.P.

Farallon Capital Partners, L.P. is a California limited partnership and the Farallon General Partner is its sole general partner. Farallon Capital Partners, L.P. does not have any executive officers or directors.

6.                 Farallon Capital Institutional Partners, L.P.

Farallon Capital Institutional Partners, L.P. is a California limited partnership and the Farallon General Partner is its sole general partner. Farallon Capital Institutional Partners, L.P. does not have any executive officers or directors.

7.                 Farallon Capital Institutional Partners II, L.P.

Farallon Capital Institutional Partners II, L.P. is a California limited partnership and the Farallon General Partner is its sole general partner. Farallon Capital Institutional Partners II, L.P. does not have any executive officers or directors.

8.                 Farallon Capital Institutional Partners III, L.P.

Farallon Capital Institutional Partners III, L.P. is a Delaware limited partnership and the Farallon General Partner is its sole general partner. Farallon Capital Institutional Partners III, L.P. does not have any executive officers or directors.

9.                 Tinicum Partners, L.P.

Tinicum Partners, L.P. is a New York limited partnership and the Farallon General Partner is its sole general partner. Tinicum Partners, L.P. does not have any executive officers or directors.

BENEFICIAL OWNERSHIP OF SHARES

The Shares listed below as beneficially owned by the Farallon Funds are owned directly by the Farallon Funds. The Farallon General Partner, as general partner to the Farallon Funds, may be deemed to be the beneficial owner of all such Shares owned by the Farallon Funds. The Farallon Managing Members, as managing members of the Farallon General Partner, other than Ms. Evarts and Mr. Swart, may each be deemed to be the beneficial owner of all such Shares owned by the Farallon Funds. Each of the Farallon General Partner and such Farallon Managing Members hereby disclaims any beneficial ownership of any such Shares.

In addition, Simon may be deemed to beneficially own 2,830,061 Shares currently held by Stark, under the terms of the Stark with Simon Option Agreement. The Farallon Persons and Simon, if deemed to be members of the same group within the meaning of Rule 13d-5(b)(1) under the Exchange Act, would be deemed to be beneficial owners of the Shares beneficially owned by the other. Each of the Farallon Persons and Simon have no financial interest in, and no voting or dispositive power with respect to, any Shares beneficially owned by the other and each disclaims beneficial ownership of each other’s Shares.

The following shares are owned directly by the applicable Farallon Fund as of the date of this Offer to Purchase.

Farallon Fund	Shares
Farallon Capital Partners, L.P	2,789,290
Farallon Capital Institutional Partners, L.P.	2,636,475
Farallon Capital Institutional Partners II, L.P.	373,000
Farallon Capital Institutional Partners III, L.P.	134,885
Tinicum Partners, L.P.	211,350
Total	6,145,000

Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares, Notice of Guaranteed Delivery and any other required documents should be sent or delivered by each stockholder of the Company or the stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail: Computershare Trust Company, N.A. Attn: Corporation Actions P.O. Box 43011 Providence, RI 02940-3011 (registered or certified mail recommended)	By Overnight Courier: Computershare Trust Company, N.A. Attn: Corporation Actions 250 Royall Street Canton, MA 02021

Any questions or requests for assistance may be directed to the Information Agent at their respective addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at Purchaser’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance, concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue
20th Floor
New York, NY 10022

Banks and Brokers Call Collect: (212) 750-5833
All Others Call Toll Free: (888) 750-5834 (from the U.S. and Canada)
or (412) 232-3651 (from outside the U.S. and Canada)